Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

19 July 2019

RECOMMENDED FINAL OFFER

for

ACACIA MINING PLC

by

BARRICK GOLD CORPORATION

SUMMARY

Introduction

The Boards of Barrick Gold Corporation (“Barrick”) and Acacia Mining plc (“Acacia”) are pleased to announce that they have reached agreement on the terms of a recommended offer by Barrick for the ordinary share capital of Acacia that Barrick does not already own. It is intended that the Acquisition will be implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act (the “Scheme”).

Under the terms of the Acquisition, each Scheme Shareholder will receive:

For every Scheme Share: 0.168 New Barrick Shares (the “Share for Share Exchange Ratio”) and any Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends, as described below.

On the basis of the market closing price of a Barrick Share on the NYSE on 18 July 2019 (being the last business day before this Announcement), the exchange rate of US$1.2479:£1 on that date and the total number of 410,085,499 Acacia Shares in issue on that date, the terms of the Share for Share Exchange Ratio imply a value of approximately 232 pence per Acacia Share, total consideration of approximately £343 million ($428 million) for Acacia minority shareholders and a total value of approximately £951 million for Acacia.

On that basis, the terms of the Share for Share Exchange Ratio represent:

(a)	a premium of 53.5% to the closing price of 151 pence per Acacia Share on 20 May 2019 (the last business day prior to the announcement of a possible offer by Barrick for Acacia);

(b)	a premium of 24.2% to the closing price of 187 pence per Acacia Share on 18 July 2019 (the last business day before this Announcement); and

(c)	a premium of 28.2% to the volume-weighted average price per Acacia Share over the twenty trading days ended on 18 July 2019 (the last business day before this Announcement).

In addition to the Share for Share Exchange Ratio, under the terms of the Acquisition, Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time (irrespective of whether or not they attended and voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour of the Acquisition)), will be entitled to receive and retain the Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends (if applicable) paid as a consequence of the sales process to realise value from the sale of certain of the Acacia Exploration Properties as described under “Sale of the Sale Exploration Properties” below.

The Acacia Exploration Properties are Acacia’s exploration assets located in the Republic of Tanzania, the Republic of Kenya, the Republic of Mali and Burkina Faso, including the Excluded Assets (being Acacia Group’s interests in the Nyanzaga Gold Project in Tanzania and the South Houndé Project in Burkina Faso), in respect of which sale processes have already been commenced by Acacia and are well advanced. Value attributable to the Excluded Assets of US$10 million has been reflected in the increased exchange ratio reflected in the Share for Share Exchange Ratio.

The independent technical value (“ITV”) of the Acacia Exploration Properties set out in the Competent Persons’ Report produced by SRK reflects an attributable value range for the Acacia Exploration Properties of US$37 million (Low Value) to US$87 million (High Value), with a Preferred Value of US$57 million.

Included in the Preferred Value is an amount of US$9 million which relates to the Excluded Assets. The value of the Acacia Exploration Properties excluding the Excluded Assets (the “Sale Exploration Properties”), as reported by SRK, amounts to US$48 million (the “Exploration Value”). Whilst the ITV attributed a value of US$9 million to the Excluded Assets; since publication of the ITV the value has increased to US$10 million as a result of the renegotiation of the agreement in which there will be an increase in the upfront payment, in lieu of the royalty, for the Nyanzaga Gold Project, as reflected in the Share for Share Exchange Ratio.

Barrick and Acacia note that the value of the Sale Exploration Properties included in the ITV is based on a number of assumptions which may or may not be supported and there can be no certainty or any assurance given by Barrick or Acacia that any sale will occur, or in the event that a sale does occur, that a realisation of such value will be achieved through a sale. Scheme Shareholders should therefore not assume that the Exploration Value will be achieved through the sale of the Sale Exploration Properties and that Net Proceeds equivalent to the Exploration Value will be payable to Acacia Shareholders as Acacia Exploration Properties Special Dividends.

Barrick currently owns 262,246,950 Acacia Shares, representing approximately 63.9 per cent of the issued ordinary share capital of Acacia.

The terms of the Acquisition are final and therefore, in accordance with the Code, Barrick will not be permitted to increase the terms of the Acquisition.

Sale of the Sale Exploration Properties

Under the terms of the Acquisition, Barrick has agreed, for the benefit of all Acacia Shareholders, to undertake a sales process to realise value for the Sale Exploration Properties,

whereby Barrick will, following a customary marketing process, dispose of the Sale Exploration Properties in an arm’s length transaction or series of transactions at the best cash price reasonably obtainable by Barrick in the market at the time (a “Sale” or “Sales”) during the period of two years commencing on the Effective Date (the “Sale Period”).

In view of Barrick’s 63.9 per cent shareholding in Acacia, Barrick’s interests in the outcome of the sales process to realise value for the Sale Exploration Properties are wholly aligned with those of other Acacia Shareholders.

The Sale Exploration Properties may be sold by Barrick on an individual or combined basis within the Sale Period. Individual sales of the Sale Exploration Properties may take place at different times within the Sale Period, but Barrick intends to conclude the sales process in respect of the Sale Exploration Properties on or before the end of the Sale Period. Further details of the anticipated process for sale of the Sale Exploration Properties and the arrangements that will be put in place will be set out in the Scheme Document.

The Net Proceeds of any Sale or Sales will be paid to Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time (irrespective of whether or not they attended and voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour of the Acquisition)) on a pro rata basis by reference to their existing holdings of Acacia Shares at that time by way of a US Dollar cash payment payable on or before 31 December in the relevant year such Sale or Sales are completed (the “Acacia Exploration Properties Special Dividends”).

To the extent any Sale consummated prior to the end of the Sale Period involves the payment of any escrow, holdback, deferred cash consideration or similar following that date (“Deferred Cash Consideration”), any Net Deferred Cash Consideration will be paid to Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time in the manner and on the basis described above (a “Deferred Cash Consideration Dividend”). Deferred Cash Consideration Dividends (if any) will be payable by Acacia once such Deferred Cash Consideration is actually received in cleared funds by Barrick or any Barrick subsidiary.

Barrick will make an announcement by no later than 31 December each year until all Net Proceeds have been paid and all Deferred Cash Consideration has been received, as to any Sale Exploration Properties sold or Deferred Cash Consideration received in the relevant year and the gross and Net Proceeds attributable to such Sale or Sales and the amount of the Acacia Exploration Properties Special Dividend and/or Deferred Cash Consideration Dividend paid or payable to Acacia Shareholders as a result.

No statements made in this paragraph constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

Background to and reasons for the Acquisition

Disputes with the Government of Tanzania

The business and operations of Acacia have been materially affected by the ongoing disputes with the Government of Tanzania (“GoT”). In March 2017, the GoT announced a ban on the export of metallic mineral concentrates (the “Export Ban”) and, as a consequence, in the second half of 2017, Acacia took the decision to place the Bulyanhulu mine on reduced operations. The Export Ban remains in effect.

In addition, there are numerous ongoing unresolved disputes between the GoT and Acacia Group companies, including disputes in relation to tax, environmental and criminal matters. In October 2018, one of Acacia’s employees in Tanzania, was charged by the Tanzanian Prevention and Combating of Corruption Bureau (“PCCB”) with an offence under the Tanzanian Prevention and Combating of Corruption Act. The PCCB also charged two current and one former employee of Acacia’s Tanzanian businesses, together with Bulyanhulu Gold Mine Limited (“BGML”) and Pangea Minerals Limited (“PML”) and North Mara Gold Mine Limited (“NMGML”) and a third party Canadian entity, Explorations Miniers du Nord Ltd., this being the former joint venture partner for the Tulawaka mine, with a number of different offences, including breaches of the Tanzanian Anti-Money Laundering Act. A total of 39 charges were brought. Acacia and Barrick remain deeply concerned regarding the ongoing risks to these individuals, who still remain in custody on criminal charges for a range of allegations without committal for trial or access to bail.

Acacia continues to favour a negotiated resolution to the Company’s disputes with the GoT but, as a fall back, the Acacia Group sought to protect the Company’s business through the contractual arbitration proceedings commenced in 2017 by Acacia’s subsidiaries, BGML and PML.

GoT Arrangements

Barrick and Acacia both believe that a negotiated settlement of Acacia’s disputes with the GoT is necessary. Barrick, the Company’s majority shareholder, has been in discussions with the GoT in an effort to identify and document a solution to the Company’s disputes which would include a lifting of the Export Ban and settlement of all other outstanding disputes. Acacia has co-operated and provided assistance to Barrick in relation to the discussions with the GoT.

On 19 October 2017, Barrick and the GoT signed a set of framework documents which envisaged a US$300 million settlement payment and subsequent 50/50 sharing of economic benefits between Acacia and the GoT. As Acacia was not permitted to participate in the discussion, Acacia was not a party to the framework documents and was not involved in negotiating the terms included therein. There followed a lengthy period of time during which Barrick and the GoT were discussing a set of agreements to implement the framework documents.

In the course of May 2019, Barrick’s negotiations with the GoT advanced to the point where draft Transaction Documents for a possible settlement had been extensively negotiated and initialled by the GoT, albeit with a number of substantive issues still outstanding. The key principle of the draft Transaction Documents under discussion is that going forward the GoT and Acacia’s Tanzanian mine operating subsidiaries (the “TMCs”) will share the economic benefits derived from the Tanzanian mines on a 50/50 basis, based on the life of mine plans of the TMCs. The GoT will receive its share of economic benefits through taxes, royalties, fees and other fiscal levies and through the GoT’s 16% free carried interest in all distributions (including shareholder loan repayments) from the TMCs and a new Tanzanian management company. The 50/50 sharing arrangement will be reviewed annually to ensure that the actual and projected sharing of economic benefits is in accordance with the 50/50 principle. The draft Transaction Documents also provide for payment by the Acacia Group of an aggregate sum of US$300 million in consideration for the full, final and comprehensive settlement of all existing disputes between the GoT and the Acacia Group, including all liability to taxation and a waiver of actual or potential claims on a mutual basis. This US$300 million payment is outside of (and therefore not taken into account for the purposes of) the 50/50 sharing of the economic benefits over time. The settlement envisaged by the draft Transaction Documents involves a significant value transfer from Acacia to the GoT, but this has been critical to agreeing draft settlement terms with the GoT and creating a viable operating framework for the TMCs going forward. A summary of the material terms of the current draft Transaction Documents under discussion is set out in Appendix 4.

Recent Developments

On 21 May 2019, Barrick informed Acacia that it had made significant progress towards finalising a proposed resolution to the disputes between the GoT and Acacia and provided the Transaction Documents to Acacia, noting their status. On the same date Barrick also provided Acacia with a letter dated 19 May 2019 from the Acting Chairman of the GoT negotiating team, and addressed to each of the TMCs. This letter (the “GoT Negotiating Team Letter”) states that the GoT will not execute final agreements for the resolution of the Company’s disputes if Acacia is one of the counterparties to the agreements and that it will only sign such agreements “if satisfied that substantial changes have been made to the management style of the Operating Companies and of their shareholders”. Acacia immediately reached out to the most senior levels in the GoT to seek clarity on the letter received and to date has received no response.

On 12 July 2019, Acacia announced that its North Mara mine had received a letter (the “No Export Letter”) from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production. The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection. Until such time as Acacia receives permits for gold shipments the Company cannot sell its product and production will accrue to inventory. The Company anticipates that under a normal production schedule it could operate for approximately one further week before running out of storage capacity. Acacia is seeking clarification of the timing for completion of the inspection.

On 16 July 2019, the National Environment Management Council (“NEMC”) issued NMGML with a prohibition notice (the “Prohibition Notice”) which orders the North Mara mine to stop use of its tailings storage facility (the “TSF”) by 6.00 a.m. local time on 20 July 2019. The NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice. The Prohibition Notice stated that it shall remain effective until such time that NEMC were to be satisfied that the North Mara mine has taken measures to contain seepage from the TSF. Acacia is seeking clarification of the Prohibition Notice. The effect of the North Mara mine having to stop using the TSF would be the immediate cessation of gold production, and in time, if the prohibition is not lifted, cessation of mining operations at North Mara.

Transaction Committee observations on current status of operations

The Transaction Committee acknowledges that the GoT Negotiating Team Letter represented a material development in respect of Acacia’s status with the GoT. Shortly following the GoT

Negotiating Team Letter, an official spokesman of the GoT confirmed, in a press conference, their position that they would not deal with Acacia going forward. Furthermore Acacia’s local staff have engaged with their counterparts in government who have again confirmed that the GoT will not engage with Acacia for the purposes of agreeing a settlement. As things stand therefore, there is a serious question as to whether Acacia’s entry into the Transaction Documents and the building of a long-term partnership with the GoT on which the future for the business envisaged in the Transaction Documents necessarily relies, are a realisable alternative for Acacia as an independent company.

Whilst Acacia has continued to operate its assets and achieve significant production despite the deteriorating operating environment following the Export Ban, the Transaction Committee views the No Export Letter and Prohibition Notice as a further material deterioration in the operating environment. In particular the No Export Letter and the Prohibition Notice will restrict the ability of Acacia to operate at North Mara until such time as the Company receives export permits and the prohibition is lifted on use of the TSF.

Considering the impending loss of the ability of Acacia to produce gold and operate the mine at North Mara, the Acacia Group’s cash flow from operations will be adversely impacted and the Acacia Group will be required to meet its on-going working capital requirements and other financial obligations from its existing cash balance. This position is not sustainable and the liquidity of the Company will be constrained in the absence of a resolution.

In the absence of a settlement of its disputes with the GoT the Transaction Committee remain concerned about the potential for the operating environment for the Acacia Group to further deteriorate. Further actions from the GoT have the potential to negatively affect the sustainability of the Acacia Group’s business and present risks to Acacia’s employees and other stakeholders.

The Acacia Group has, to date, and only as a fall-back option, sought to protect its assets via the arbitration proceedings commenced in July 2017. As the Transaction Committee has previously disclosed, however, there are significant collateral risks in PML and BGML continuing to seek to protect their businesses through maintaining the arbitrations pending a negotiated resolution. Accordingly, as announced on 17 July 2019, PML and BGML have now sought a stay of those proceedings in the light of increasing risks and to allow more time for a negotiated resolution. The Transaction Committee has also concluded that the value to Scheme Shareholders of the Acacia Group pursuing these arbitration proceedings in the future does not exceed the value of the Consideration.

As further explained in the section headed “Acacia Recommendation and Irrevocable Undertakings” below, in light of this background and current circumstances, the Transaction Committee, having considered, amongst other factors, the financial terms of the Scheme, believes that the Acquisition is a fair outcome for the Scheme Shareholders. It is also an attractive solution for the Company’s other key stakeholders, as it may enable Barrick to finalise the terms of a settlement with the GoT, thereby resolving the long-running disputes and potentially allowing the Acacia Group’s Tanzanian business, and its employees in Tanzania, who have provided exceptional and unstinting support in continuing operations in country, to return to a normalised operating environment.

Background to the Acquisition

It is against the background of the GoT’s position as highlighted above that Barrick concluded that the only way forward to preserve, to the extent possible, the value of Acacia’s assets was for Barrick to make an offer to acquire all of the Acacia Shares not already owned by it and on 21 May 2019, Barrick presented Acacia with an indicative proposal to acquire all the issued and to be issued share capital of Acacia not already owned or controlled by Barrick. The consideration originally proposed by Barrick was in the form of new common shares in Barrick, with Scheme Shareholders receiving 0.153 of a new common share of Barrick for every ordinary share in Acacia (the “Possible Offer”). Acacia’s announcement confirming Barrick’s indicative proposal stated that any firm intention to make an offer in accordance with Rule 2.7 of the Code would be subject to a deadline of 5.00 p.m. on 18 June 2019 (the “First PUSU Deadline”).

On 18 June 2019, Acacia announced that Barrick had requested that Acacia seek an extension to the First PUSU Deadline in order to facilitate further engagement with Acacia and its minority shareholders. In order to provide further time to determine a proposal that might receive sufficient shareholder support, the Acacia Board requested that the Panel extend the First PUSU Deadline and, in light of this request, an extension was granted by the Panel to 5.00 p.m. on 9 July 2019 (the “Second PUSU Deadline”).

On 24 June 2019, Acacia announced that in 2018 it had engaged SRK, an independent technical consultancy, to carry out a comprehensive review of its geological and resource modelling and preparation of its life of mine plans and mineral resource and mineral reserve statements. SRK presented the results of this review in the form of a Competent Persons’ Report which was effective on 30 June 2019 and published by Acacia on 9 July 2019. The Transaction Committee Directors confirm that SRK have confirmed that an updated valuation of Acacia’s assets as at the date of this announcement would not be materially different from the valuation thereof contained in the Competent Persons’ Report. The Competent Persons’ Report and an executive summary thereof can be found on Acacia’s website as follows: https://www.acaciamining.com/media/press-releases/2019/2019-07-09.aspx.

On 9 July 2019, Acacia also announced that Barrick had requested that Acacia seek an extension to the Second PUSU Deadline in order to allow Barrick more time to review the Competent Persons’ Report and facilitate further engagement with Acacia on the terms of the proposal. In order to further facilitate such discussions, the Acacia Board requested that the Panel extend the Second PUSU Deadline and, in light of this request, an extension was granted by the Panel to 5.00 p.m. on 19 July 2019.

Acacia has subsequently engaged with Barrick on the contents of the Competent Persons’ Report and other matters relating to the terms of the Possible Offer. Following these discussions, Barrick informed the Transaction Committee that, while constructive, the discussions with SRK and Acacia, and Barrick’s detailed review of the Competent Persons’ Report, did not result in Barrick attributing greater value to Acacia’s operating mines than taken into account in connection with its Possible Offer. Barrick has informed the Transaction Committee that the discussion did, however, lead it to conclude that it was in a position to revise its proposal to take into account two additional value items unrelated to Acacia’s operating mines as noted below.

Barrick’s revised proposal

Barrick’s Possible Offer did not attribute any value to the Acacia Exploration Properties. The Competent Persons’ Report ascribed an ITV to the Acacia Exploration Properties ranging from US$37 million (Low Value) to US$87 million (High Value), with a Preferred Value of US$57 million. Barrick has agreed with Acacia (i) to improve the exchange ratio upon which Scheme Shares will be exchanged for Barrick Shares to reflect US$10 million in respect of the disposal by Acacia of the Excluded Assets, and (ii) to undertake a sales process (for the benefit of all Acacia Shareholders) to realise value for the Sale Exploration Properties, with the Net Proceeds of any Sale or Sales being paid to all Acacia Shareholders by way of Acacia Exploration Properties Special Dividends.

In addition, Barrick has agreed to further improve the exchange ratio upon which Scheme Shares will be exchanged for Barrick Shares to reflect general and administrative expense savings expected to be realised following the Effective Date through the office closures and personnel reductions referred to under the section headed “Directors, management and employees and locations of business” below.

The Transaction Committee has considered the terms of the Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends. The Transaction Committee notes that the Competent Persons’ Report attributes a value of US$48 million to the Sale Exploration Properties. However, the Transaction Committee notes that there is no certainty around the outcome of any sales process and therefore the cash amount that may be realised from the disposal of the Sale Exploration Properties may be materially lower (or higher) and have taken this into account in assessing the value of the Consideration.

In considering the merits of these terms, the Transaction Committee has also taken the following into account:

●

The terms of the Transaction Documents as summarised in Appendix 4 to this Announcement and their likely impact on the operations, future financial results and prospects for Acacia, based on the management’s long-term business plan for the Acacia Group’s mines (while acknowledging at the same time that it is not known what the final terms of such settlement may comprise)

●	The recent and continuing deterioration of the operating environment, as exemplified by the No Export Letter and Prohibition Notice

●

The urgent need to create certainty and stability for Acacia, its people and the communities in which it operates, which the Transaction Committee believes is more likely to happen under the full ownership and control of Barrick given the current attitude of the GoT towards Acacia

●

The statement in the GoT’s Negotiating Team Letter as to the inability of Acacia to enter into the Transaction Documents and the significant uncertainty as to the ability of Acacia to build a long term partnership with the GoT

●	The risks and uncertainties associated with the fall-back alternative of continuing with the outstanding arbitration, as described above

●

The Transaction Committee has also concluded that the value to Scheme Shareholders of the Acacia Group pursuing these arbitration proceedings in the future does not exceed the value of the Consideration

●	The certainty created for Scheme Shareholders to receive the Consideration if the Acquisition were to proceed

●	The apparent lack of alternative buyers of Acacia or any of its Tanzanian assets at this time of great uncertainty for the Company

●	The significant risks that Barrick is assuming given that it has not yet reached a final agreement with the GoT on the Transaction Documents.

Acacia Recommendation and Irrevocable Undertakings

The Transaction Committee Directors, who have been so advised by J.P. Morgan Cazenove and RBC Capital Markets as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, J.P. Morgan Cazenove and RBC Capital Markets have taken into account the commercial assessments of the Transaction Committee Directors.

Accordingly, the Transaction Committee Directors have unanimously approved the Acquisition and intend to recommend that the Scheme Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, as Rachel English and Andre Falzon, the only members of the Board who hold any Acacia Shares, have irrevocably undertaken to do in respect of their own Acacia Shares (representing approximately 0.01 per cent. of the issued ordinary share capital of Acacia). Further details of these irrevocable undertakings are set out in Appendix 3.

The irrevocable undertakings will cease to be binding only if one of the events set out in Appendix 3 takes place.

In addition, Lazard & Co., Limited is providing independent financial advice to the Transaction Committee Directors, in providing such advice Lazard & Co., Limited has relied upon the commercial assessments of the Transaction Committee Directors.

Transaction Committee

Stephen Galbraith, who is both a non-executive director of Acacia and an employee of Barrick, has played no part in the consideration by the Transaction Committee Directors of the Acquisition, the recommendation of it by the Transaction Committee Directors or the discussions between Barrick and the GoT.

General

It is intended that the Acquisition will be implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

The Acquisition will be conditional on, among other things: (i) the requisite approvals of the Scheme Shareholders for the Scheme and the Acquisition at the Court Meeting and of Acacia Shareholders at the General Meeting; (ii) relevant regulatory clearances being received and other conditions satisfied; and (iii) the Court sanctioning the Scheme and the Acquisition becoming effective, no later than the Longstop Date.

It is expected that the Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be mailed to Acacia Shareholders and (for information only) the participants in the Acacia Share Plans as soon as practicable, and in any event, within 28 days of the date of this Announcement (unless the Panel agrees otherwise).

The Scheme is expected to become effective during Q4 2019, subject to the satisfaction or waiver of all relevant conditions.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including its Appendices). The Acquisition will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the sources and bases of certain information contained in this summary and the following announcement. Appendix 3 contains details of the irrevocable undertakings received by Barrick. Appendix 4 contains a summary of the material terms of the current draft documentation under discussion (but not yet finalised) with the GoT. Appendix 5 contains the definitions of certain terms used in this summary and the following announcement.

Enquiries

Barrick

Kathy du Plessis

Investor and Media Relations

Telephone: +44 20 7557 7738

Email: barrick@dpapr.com

Rothschild & Co (Financial Adviser to Barrick)

Hugo Dryland	Telephone: +1 202 862 1660

Karina Danilyuk	Telephone: +1 202 862 1660

Roger Ewart Smith	Telephone: +44 20 7280 5000

Acacia	Telephone: +44 (0) 20 7129 7150

Sally Marshak Head of Investor Relations and Communications	Telephone: +44 (0) 752 580 7953

Camarco	Telephone: +44 (0) 20 3757 4980

Gordon Poole/Nick Hennis

J.P. Morgan Cazenove (Joint Financial Adviser and Broker to Acacia)

Barry Weir	Telephone: +44 (0) 20 7742 4000

James Robinson	Telephone: +44 (0) 20 7742 4000

Dimitri Reading-Picopoulos	Telephone: +44 (0) 20 7742 4000

RBC Capital Markets (Joint Financial Adviser and Broker to Acacia)

Kevin Smith	Telephone: +44 (0) 20 7653 4000

Paul Betts	Telephone: +44 (0) 20 7653 4000

Vicky Liu	Telephone: +44 (0) 20 7653 4000

Lazard & Co., Limited (Financial Adviser to the Transaction Committee of Acacia)

Spiro Youakim	Telephone: +44 (0) 20 7187 2000

William Lawes	Telephone: +44 (0) 20 7187 2000

Gustavo Plenge	Telephone: +44 (0) 20 7187 2000

Norton Rose Fulbright LLP are retained as legal advisers for Barrick.

Shearman & Sterling (London) LLP are retained as legal advisers for Acacia.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Acacia in any jurisdiction in contravention of applicable law. Subject to the right of Barrick, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer, the Acquisition will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Scheme. Any vote in respect of the Scheme or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Scheme Document.

Please be aware that addresses, electronic addresses and certain other information provided by Acacia Shareholders, persons with information rights and other relevant persons for the receipt of communications from Acacia may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

Rothschild & Co, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Acquisition, this Announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Rothschild & Co or for providing advice in connection with the Acquisition, this Announcement or any matter referred to herein. Neither Rothschild & Co nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Rothschild & Co in connection with the Acquisition, this Announcement or any matter referred to herein.

J.P. Morgan Securities plc, which conducts its United Kingdom investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for Acacia and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters set out in this Announcement and will not be responsible to anyone other than Acacia for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to in this Announcement.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Acacia and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than Acacia for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this Announcement.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for the Transaction Committee of Acacia and for no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than the Transaction Committee of Acacia for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Announcement, any statement contained herein or otherwise.

Overseas jurisdictions

The release, publication or distribution of this Announcement in or into jurisdictions other than Canada, the United States and the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States and the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States or the United Kingdom or who are subject to the laws of another jurisdiction, to vote their Acacia Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purposes of complying with applicable English law, certain applicable securities law in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of the UK.

Copies of this Announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. Each Acacia Shareholder is urged to consult their independent advisers regarding the legal, tax and financial consequences of the Acquisition. If the Acquisition is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Acacia Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Acquisition is being made to acquire the securities of a UK company by means of a scheme of arrangement provided for under English company law. Any securities issued as a result of this Acquisition by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 set forth in Section 3(a)(10) thereof, and will not be subject to the proxy solicitation and tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK to schemes of arrangement, which are different from the disclosure requirements of the US federal securities laws. Except in relation to non-GAAP financial performance measures, the financial information included in this Announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US (“US GAAP”). If Barrick exercises its right to implement the acquisition of the Acacia Shares by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934.

Barrick’s and Acacia’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. However, for United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, which amendments became effective February 25, 2019 with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC’s rule amendments replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 and recognize estimates of “measured mineral resources”, “indicated mineral resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions required in National Instrument 43-101. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Acacia’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

US Holders of Acacia Shares also should be aware that the transaction contemplated herein may have tax consequences under the United States tax laws and, that such consequences, if any, are not described herein. US Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Acquisition applicable to them.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Acacia are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Acacia Shares, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Acacia is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Acacia’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this Announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Acacia and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders to effect service of process within Canada upon Acacia, Barrick’s and Acacia’s respective officers or directors or the experts named herein, or to realize against them, upon judgements of the court of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders should not assume that the courts of England and Wales: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Acquisition will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Acquisition will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick is in default of applicable Canadian securities law.

Canadian Holders should be aware that the Acquisition described in this Announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Acquisition in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Cautionary statement on forward-looking statements

This Announcement (including information incorporated by reference in this Announcement) contains statements which are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Acacia about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to: (i) the expected effects of the Acquisition on Barrick and Acacia including with respect to future growth, results of operations, performance, business prospects and opportunities of Barrick and Acacia; (ii) the expected timing and scope of the Acquisition; (iii) the integration of Acacia’s business with the existing operations of Barrick; (iv) the impact of the Acquisition on the financial position of Barrick and Acacia; (v) the expected terms and timings of any agreement which may be reached with the Government of Tanzania, including in connection with the settlement of disputes between the Acacia Group and the Government of Tanzania, and the application of Tanzanian Laws and regulations to the members and operations of the Acacia Group in Tanzania (including as regards the taxation of such members and operations) and the terms of mineral development agreements and other contracts between members of the Acacia Group and the Government of Tanzania; (vi) and the outlook for Barrick’s and Acacia’s respective businesses and the gold mining industry generally based on information currently available and (vii) other statements other than current or historical facts. These expectations may not be appropriate for other purposes. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “implies”, “possible”, “proposes”, “seeks”, “ anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “can”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Acacia believe that the expectations in relation to their respective businesses reflected in such forward-looking statements are reasonable in light of management’s experience and perception of current conditions and expected developments, neither Barrick nor Acacia can give any assurance that such expectations will prove to be correct as they are inherently subject to significant business, economic and competitive uncertainties and contingencies. By their nature, forward-looking statements involve risk and uncertainty because they are based upon a number of estimates and assumptions and they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Acquisition; the anticipated timing for completion; future post-Acquisition plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, capital expenditures, investment valuations, income, margins, access to capital and overall strategy; the ability to agree definitive terms of the mineral development agreements and other contracts between members of the Acacia Group and the Government of Tanzania and the satisfaction of any conditions to completion of such agreements and other contracts; expectations regarding the receipt of any necessary regulatory and third party approvals and the expiration of all relevant waiting periods; the anticipated benefits of the Acquisition; the anticipated mineral reserves of Barrick following completion of the Acquisition; expenses of the Acquisition; as well as additional factors, such as: risks relating to the Acacia Group’s credit rating; local and global political and economic conditions; the Acacia Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploitation and development; financial services risk; the risks associated with Acacia’s brand, reputation and trust; environmental risks; safety and technology risks; changes in the financial markets; the potential impact of the announcement or consummation of the Acquisition on relationships, including with employees, suppliers, customers and competitors; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserve; risks that exploration data may be incomplete and considerable additional work may be required to complete future evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; increased costs, delays, suspensions and technical challenges associated with construction of capital project; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement to resolve the dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the mineral content of concentrate exports from Tanzania and other related matters; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary notices, concessions, permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Tanzania and other jurisdictions in which the offeree company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the offeree company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the offeree company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the offeree company’s expectations; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the offeree company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labour. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Acacia, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance. Specific reference is made to the most recent Form 40- F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Acacia is under any obligation, and Barrick and Acacia expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be normally deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on website

A copy of this Announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and Acacia’s website at www.acaciamining.com by no later than 12 noon (London time) on the business day following the date of this Announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Acacia Shareholders may request a hard copy of this Announcement by contacting Computershare Investor Services PLC during business hours at +44 (0) 370 707 1895 or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. If you have received this Announcement in electronic form, copies of this Announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

19 July 2019

RECOMMENDED FINAL OFFER

for

ACACIA MINING PLC

by

BARRICK GOLD CORPORATION

1.    Introduction

The Boards of Barrick Gold Corporation (“Barrick”) and Acacia Mining plc (“Acacia”) are pleased to announce that they have reached agreement on the terms of a recommended offer by Barrick for the ordinary share capital of Acacia that Barrick does not already own. It is intended that the Acquisition will be implemented by means of the Scheme.

2.    The Acquisition

Under the terms of the Acquisition, which will be subject to satisfaction (or, where applicable, waiver) of the Conditions and further terms set out in Appendix 1 to this Announcement and to be set out in the Scheme Document, Scheme Shareholders at the Scheme Record Time will be entitlement to receive:

For every Scheme Share: 0.168 New Barrick Shares (the “Share for Share Exchange Ratio”) and any Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends, as described below.

On the basis of the market closing price of a Barrick Share on the NYSE on 18 July 2019 (being the last business day before this Announcement), the exchange rate of US$1.2479:£1 on that date and the total number of 410,085,499 Acacia Shares in issue on that date, the terms of the Share for Share Exchange Ratio imply a value of approximately 232 pence per Acacia Share, total consideration of approximately £343 million ($428 million) for Acacia minority shareholders and a total value of approximately £951 million for Acacia.

On that basis, the terms of the Share for Share Exchange Ratio represent:

(a)	a premium of 53.5% to the closing price of 151 pence per Acacia Share on 20 May 2019 (the last business day prior to the announcement of a possible offer by Barrick for Acacia);

(b)	a premium of 24.2% to the closing price of 187 pence per Acacia Share on 18 July 2019 (the last business day before this Announcement); and

(c)	a premium of 28.2% to the volume-weighted average price per Acacia Share over the twenty trading days ended on 18 July 2019 (the last business day before this Announcement).

In addition to the Share for Share Exchange Ratio, under the terms of the Acquisition, Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time (irrespective of whether or not they attended and voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour of the Acquisition)), will be entitled to receive and retain the Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends (if applicable) paid as a consequence of the sales process to realise value from the sale of certain of the Acacia Exploration Properties as described under “Sale of the Acacia Exploration Properties” below.

The Acacia Exploration Properties are Acacia’s exploration assets located in the Republic of Tanzania, the Republic of Kenya, the Republic of Mali and Burkina Faso, including the Excluded Assets (being Acacia Group’s interests in the Nyanzaga Gold Project in Tanzania and the South Houndé Project in Burkina Faso), in respect of which sale processes have already been commenced by Acacia and are well advanced. Value attributable to the Excluded Assets of US$10 million has been reflected in the increased exchange ratio reflected in the Share for Share Exchange Ratio.

The independent technical value (“ITV”) of the Acacia Exploration Properties set out in the Competent Persons’ Report produced by SRK reflects an attributable value range for the Acacia Exploration Properties of US$37 million (Low Value) to US$87 million (High Value), with a Preferred Value of US$57 million.

Included in the Preferred Value is an amount of US$9 million which relates to the Excluded Assets. The value of the Acacia Exploration Properties excluding the Excluded Assets (the “Sale Exploration Properties”), as reported by SRK, amounts to US$48 million (the “Exploration Value”). Whilst the ITV attributed a value of US$9 million to the Excluded Assets; since publication of the ITV the value has increased to US$10 million as a result of the renegotiation of the agreement in which there will be an increase in the upfront payment, in lieu of the royalty, for the Nyanzaga Gold Project, as reflected in the Share for Share Exchange Ratio.

Barrick and Acacia note that the value of the Sale Exploration Properties included in the ITV is based on a number of assumptions which may or may not be supported and there can be no certainty or any assurance given by Barrick or Acacia that any sale will occur, or in the event that a sale does occur, that a realisation of such value will be achieved through a sale. Scheme Shareholders should therefore not assume that the Exploration Value will be achieved through the sale of the Sale Exploration Properties and that Net Proceeds equivalent to the Exploration Value will be payable to Acacia Shareholders as Acacia Exploration Properties Special Dividends.

Barrick currently owns 262,246,950 Acacia Shares, representing approximately 63.9 per cent of the issued ordinary share capital of Acacia.

The terms of the Acquisition are final and therefore, in accordance with the Code, Barrick will not be permitted to increase the terms of the Acquisition.

The New Barrick Shares will be issued as fully paid and will rank equally in all respects with the existing Barrick Shares and will be entitled to receive any dividends and/or other distributions declared or paid by Barrick in respect of the Barrick Shares with a record date falling after the Effective Date. Applications will be made to the NYSE and the Toronto Stock Exchange for the New Barrick Shares to be listed for trading, with listing being subject to the approval or acceptance of each exchange. Uncertified Scheme Shareholders (that is, those who hold Scheme Shareholders through CREST) will receive Barrick CDIs in respect of their entitlement to New Barrick Shares.

The Scheme is expected to become effective during Q4 2019, subject to the satisfaction or waiver of all relevant conditions.

3.    Sale of the Sale Exploration Properties

Under the terms of the Acquisition, Barrick has agreed, for the benefit of all Acacia Shareholders, to undertake a sales process to realise value for the Sale Exploration Properties, whereby Barrick will, following a customary marketing process, dispose of the Sale Exploration Properties in an arm’s length transaction or series of transactions at the best cash price reasonably obtainable by Barrick in the market at the time (a “Sale” or “Sales”) during the period of two years commencing on the Effective Date (the “Sale Period”).

In view of Barrick’s 63.9 per cent shareholding in Acacia, Barrick’s interests in the outcome of the sales process to realise value for the Sale Exploration Properties are wholly aligned with those of other Acacia Shareholders.

The Sale Exploration Properties may be sold by Barrick on an individual or combined basis within the Sale Period. Individual sales of the Sale Exploration Properties may take place at different times within the Sale Period, but Barrick intends to conclude the sales process in respect of the Sale Exploration Properties on or before the end of the Sale Period. Further details of the anticipated process for sale of the Sale Exploration Properties and the arrangements that will be put in place will be set out in the Scheme Document.

The Net Proceeds of any Sale or Sales will be paid to Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time (irrespective of whether or not they attended and voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour of the Acquisition)) on a pro rata basis by reference to their existing holdings of Acacia Shares at that time by way of a US Dollar cash payment payable on or before 31 December in the relevant year such Sale or Sales are completed (the “Acacia Exploration Properties Special Dividends”).

To the extent any Sale consummated prior to the end of the Sale Period involves the payment of any escrow, holdback, deferred cash consideration or similar following that date (“Deferred Cash Consideration”), any Net Deferred Cash Consideration will be paid to Acacia Shareholders (including Barrick or any other member of the Barrick Group) whose names appear on the register of members of Acacia at the Scheme Record Time in the manner and on the basis described above (a “Deferred Cash Consideration Dividend”). Deferred Cash Consideration Dividends (if any) will be payable by Acacia once such Deferred Cash Consideration is actually received in cleared funds by Barrick or any Barrick subsidiary.

Barrick will make an announcement by no later than 31 December each year until all Net Proceeds have been paid and all Deferred Cash Consideration has been received, as to any Sale Exploration Properties sold or Deferred Cash Consideration received in the relevant year and the gross and Net Proceeds attributable to such Sale or Sales and the amount of the Acacia Exploration Properties Special Dividend and/or Deferred Cash Consideration Dividend paid or payable to Acacia Shareholders as a result.

No statements made in this paragraph constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

4.    Background to and reasons for the Acquisition

Disputes with the Government of Tanzania

The business and operations of Acacia have been materially affected by the ongoing disputes with the Government of Tanzania (“GoT”). In March 2017, the GoT announced a ban on the export of metallic mineral concentrates (the “Export Ban”) and, as a consequence, in the second half of 2017, Acacia took the decision to place the Bulyanhulu mine on reduced operations. The Export Ban remains in effect.

In addition, there are numerous ongoing unresolved disputes between the GoT and Acacia Group companies, including disputes in relation to tax, environmental and criminal matters. In October 2018, one of Acacia’s employees in Tanzania, was charged by the Tanzanian Prevention and Combating of Corruption Bureau (“PCCB”) with an offence under the Tanzanian Prevention and Combating of Corruption Act. The PCCB also charged two current and one former employee of Acacia’s Tanzanian businesses, together with Bulyanhulu Gold Mine Limited (“BGML”) and Pangea Minerals Limited (“PML”) and North Mara Gold Mine Limited (“NMGML”) and a third party Canadian entity, Explorations Miniers du Nord Ltd., this being the former joint venture partner for the Tulawaka mine, with a number of different offences, including breaches of the Tanzanian Anti-Money Laundering Act. A total of 39 charges were brought. Acacia and Barrick remain deeply concerned regarding the ongoing risks to these individuals, who still remain in custody on criminal charges for a range of allegations without committal for trial or access to bail.

Acacia continues to favour a negotiated resolution to the Company’s disputes with the GoT but, as a fall back, the Acacia Group sought to protect the Company’s business through the contractual arbitration proceedings commenced in 2017 by Acacia’s subsidiaries, BGML and PML.

GoT Arrangements

Barrick and Acacia both believe that a negotiated settlement of Acacia’s disputes with the GoT is necessary. Barrick, the Company’s majority shareholder, has been in discussions with the GoT in an effort to identify and document a solution to the Company’s disputes which would include a lifting of the Export Ban and settlement of all other outstanding disputes. Acacia has co-operated and provided assistance to Barrick in relation to the discussions with the GoT.

On 19 October 2017, Barrick and the GoT signed a set of framework documents which envisaged a US$300 million settlement payment and subsequent 50/50 sharing of economic benefits between Acacia and the GoT. As Acacia was not permitted to participate in the discussion, Acacia was not a party to the framework documents and was not involved in negotiating the terms included therein. There followed a lengthy period of time during which Barrick and the GoT were discussing a set of agreements to implement the framework documents.

In the course of May 2019, Barrick’s negotiations with the GoT advanced to the point where draft Transaction Documents for a possible settlement had been extensively negotiated and initialled by the GoT, albeit with a number of substantive issues still outstanding. The key principle of the draft Transaction Documents under discussion is that going forward the GoT and Acacia’s Tanzanian mine operating subsidiaries (the “TMCs”) will share the economic benefits derived from the Tanzanian mines on a 50/50 basis, based on the life of mine plans of the TMCs. The GoT will receive its share of economic benefits through taxes, royalties, fees and other fiscal levies and through the GoT’s 16% free carried interest in all distributions (including shareholder loan repayments) from the TMCs and a new Tanzanian management company. The 50/50 sharing arrangement will be reviewed annually to ensure that the actual and projected sharing of economic benefits is in accordance with the 50/50 principle. The draft Transaction Documents also provide for payment by the Acacia Group of an aggregate sum of US$300 million in consideration for the full, final and comprehensive settlement of all existing disputes between the GoT and the Acacia Group, including all liability to taxation and a waiver of actual or potential claims on a mutual basis. This US$300 million payment is outside of (and therefore not taken into account for the purposes of) the 50/50 sharing of the economic benefits over time. The settlement envisaged by the draft Transaction Documents involves a significant value transfer from Acacia to the GoT, but this has been critical to agreeing draft settlement terms with the GoT and creating a viable operating framework for the TMCs going forward. A summary of the material terms of the current draft Transaction Documents under discussion is set out in Appendix 4.

Recent Developments

On 21 May 2019, Barrick informed Acacia that it had made significant progress towards finalising a proposed resolution to the disputes between the GoT and Acacia and provided the Transaction Documents to Acacia, noting their status. On the same date Barrick also provided Acacia with a letter dated 19 May 2019 from the Acting Chairman of the GoT negotiating team, and addressed to each of the TMCs. This letter (the “GoT Negotiating Team Letter”) states that the GoT will not execute final agreements for the resolution of the Company’s disputes if Acacia is one of the counterparties to the agreements and that it will only sign such agreements “if satisfied that substantial changes have been made to the management style of the Operating Companies and of their shareholders”. Acacia immediately reached out to the most senior levels in the GoT to seek clarity on the letter received and to date has received no response.

On 12 July 2019, Acacia announced that its North Mara mine had received a letter (the “No Export Letter”) from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production. The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection. Until such time as Acacia receives permits for gold shipments the Company cannot sell its product and production will accrue to inventory. The Company anticipates that under a normal production schedule it could operate for approximately one further week before running out of storage capacity. Acacia is seeking clarification of the timing for completion of the inspection.

On 16 July 2019, the National Environment Management Council (“NEMC”) issued NMGML with a prohibition notice (the “Prohibition Notice”) which orders the North Mara mine to stop use of its tailings storage facility (the “TSF”) by 6.00 a.m. local time on 20 July 2019. The NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice. The Prohibition Notice stated that it shall remain effective until such time that NEMC were to be satisfied that the North Mara mine has taken measures to contain seepage from the TSF. Acacia is seeking clarification of the Prohibition Notice. The effect of the North Mara mine having to stop using the TSF would be the immediate cessation of gold production, and in time, if the prohibition is not lifted, cessation of mining operations at North Mara.

Transaction Committee observations on current status of operations

The Transaction Committee acknowledges that the GoT Negotiating Team Letter represented a material development in respect of Acacia’s status with the GoT. Shortly following the GoT Negotiating Team Letter, an official spokesman of the GoT confirmed, in a press conference, their position that they would not deal with Acacia going forward. Furthermore Acacia’s local staff have engaged with their counterparts in government who have again confirmed that the GoT will not engage with Acacia for the purposes of agreeing a settlement. As things stand therefore, there is a serious question as to whether Acacia’s entry into the Transaction Documents and the building of a long-term partnership with the GoT on which the future for the business envisaged in the Transaction Documents necessarily relies, are a realisable alternative for Acacia as an independent company.

Whilst Acacia has continued to operate its assets and achieve significant production despite the deteriorating operating environment following the Export Ban, the Transaction Committee views the No Export Letter and Prohibition Notice as a further material deterioration in the operating environment. In particular the No Export Letter and the Prohibition Notice will restrict the ability of Acacia to operate at North Mara until such time as the Company receives export permits and the prohibition is lifted on use of the TSF.

Considering the impending loss of the ability of Acacia to produce gold and operate the mine at North Mara, the Acacia Group’s cash flow from operations will be adversely impacted and the Acacia Group will be required to meet its on-going working capital requirements and other financial obligations from its existing cash balance. This position is not sustainable and the liquidity of the Company will be constrained in the absence of a resolution.

In the absence of a settlement of its disputes with the GoT the Transaction Committee remain concerned about the potential for the operating environment for the Acacia Group to further deteriorate. Further actions from the GoT have the potential to negatively affect the sustainability of the Acacia Group’s business and present risks to Acacia’s employees and other stakeholders.

The Acacia Group has, to date, and only as a fall-back option, sought to protect its assets via the arbitration proceedings commenced in July 2017. As the Transaction Committee has previously disclosed, however, there are significant collateral risks in PML and BGML continuing to seek to protect their businesses through maintaining the arbitrations pending a negotiated resolution. Accordingly, as announced on 17 July 2019, PML and BGML have now sought a stay of those proceedings in the light of increasing risks and to allow more time for a negotiated resolution. The Transaction Committee has also concluded that the value to Scheme Shareholders of the Acacia Group pursuing these arbitration proceedings in the future does not exceed the value of the Consideration.

As further explained in the section headed “Acacia Recommendation and Irrevocable Undertakings” below, in light of this background and current circumstances, the Transaction Committee, having considered, amongst other factors, the financial terms of the Scheme, believes that the Acquisition is a fair outcome for the Scheme Shareholders. It is also an attractive solution for the Company’s other key stakeholders, as it may enable Barrick to finalise the terms of a settlement with the GoT, thereby resolving the long-running disputes and potentially allowing the Acacia Group’s Tanzanian business, and its employees in Tanzania, who have provided exceptional and unstinting support in continuing operations in country, to return to a normalised operating environment.

Background to the Acquisition

It is against the background of the GoT’s position as highlighted above that Barrick concluded that the only way forward to preserve, to the extent possible, the value of Acacia’s assets was for Barrick to make an offer to acquire all of the Acacia Shares not already owned by it and on 21 May 2019, Barrick presented Acacia with an indicative proposal to acquire all the issued and to be issued share capital of Acacia not already owned or controlled by Barrick. The consideration originally proposed by Barrick was in the form of new common shares in Barrick, with Scheme Shareholders receiving 0.153 of a new common share of Barrick for every ordinary share in Acacia (the “Possible Offer”). Acacia’s announcement confirming Barrick’s indicative proposal stated that any firm intention to make an offer in accordance with Rule 2.7 of the Code would be subject to a deadline of 5.00 p.m. on 18 June 2019 (the “First PUSU Deadline”).

On 18 June 2019, Acacia announced that Barrick had requested that Acacia seek an extension to the First PUSU Deadline in order to facilitate further engagement with Acacia and its minority shareholders. In order to provide further time to determine a proposal that might receive sufficient shareholder support, the Acacia Board requested that the Panel extend the First PUSU Deadline and, in light of this request, an extension was granted by the Panel to 5.00 p.m. on 9 July 2019 (the “Second PUSU Deadline”).

On 24 June 2019, Acacia announced that in 2018 it had engaged SRK, an independent technical consultancy, to carry out a comprehensive review of its geological and resource modelling and preparation of its life of mine plans and mineral resource and mineral reserve statements. SRK presented the results of this review in the form of a Competent Persons’ Report which was effective on 30 June 2019 and published by Acacia on 9 July 2019. The Transaction Committee Directors confirm that SRK have confirmed that an updated valuation of Acacia’s assets as at the date of this announcement would not be materially different from the valuation thereof contained in the Competent Persons’ Report. The Competent Persons’ Report and an executive summary thereof can be found on Acacia’s website as follows: https://www.acaciamining.com/media/press-releases/2019/2019-07-09.aspx.

On 9 July 2019, Acacia also announced that Barrick had requested that Acacia seek an extension to the Second PUSU Deadline in order to allow Barrick more time to review the Competent Persons’ Report and facilitate further engagement with Acacia on the terms of the proposal. In order to further facilitate such discussions, the Acacia Board requested that the Panel extend the Second PUSU Deadline and, in light of this request, an extension was granted by the Panel to 5.00 p.m. on 19 July 2019.

Acacia has subsequently engaged with Barrick on the contents of the Competent Persons’ Report and other matters relating to the terms of the Possible Offer. Following these discussions, Barrick informed the Transaction Committee that, while constructive, the discussions with SRK and Acacia, and Barrick’s detailed review of the Competent Persons’ Report, did not result in Barrick attributing greater value to Acacia’s operating mines than taken into account in connection with its Possible Offer. Barrick has informed the Transaction Committee that the discussion did, however, lead it to conclude that it was in a position to revise its proposal to take into account two additional value items unrelated to Acacia’s operating mines as noted below.

Barrick’s revised proposal

Barrick’s Possible Offer did not attribute any value to the Acacia Exploration Properties. The Competent Persons’ Report ascribed an ITV to the Acacia Exploration Properties ranging from US$37 million (Low Value) to US$87 million (High Value), with a Preferred Value of US$57 million. Barrick has agreed with Acacia (i) to improve the exchange ratio upon which Scheme Shares will be exchanged for Barrick Shares to reflect US$10 million in respect of the disposal by Acacia of the Excluded Assets, and (ii) to undertake a sales process (for the benefit of all Acacia Shareholders) to realise value for the Sale Exploration Properties, with the Net Proceeds of any Sale or Sales being paid to all Acacia Shareholders by way of Acacia Exploration Properties Special Dividends.

In addition, Barrick has agreed to further improve the exchange ratio upon which Scheme Shares will be exchanged for Barrick Shares to reflect general and administrative expense savings expected to be realised following the Effective Date through the office closures and personnel reductions referred to under the section headed “Directors, management and employees and locations of business” below.

The Transaction Committee has considered the terms of the Acacia Exploration Properties Special Dividends and any Deferred Cash Consideration Dividends. The Transaction Committee notes that the Competent Persons’ Report attributes a value of US$48 million to the Sale Exploration Properties. However, the Transaction Committee notes that there is no certainty around the outcome of any sales process and therefore the cash amount that may be realised from the disposal of the Sale Exploration Properties may be materially lower (or higher) and have taken this into account in assessing the value of the Consideration.

In considering the merits of these terms, the Transaction Committee has also taken the following into account:

●

The terms of the Transaction Documents as summarised in Appendix 4 to this Announcement and their likely impact on the operations, future financial results and prospects for Acacia, based on the management’s long-term business plan for the Acacia Group’s mines (while acknowledging at the same time that it is not known what the final terms of such settlement may comprise)

●	The recent and continuing deterioration of the operating environment, as exemplified by the No Export Letter and Prohibition Notice

●

The urgent need to create certainty and stability for Acacia, its people and the communities in which it operates, which the Transaction Committee believes is more likely to happen under the full ownership and control of Barrick given the current attitude of the GoT towards Acacia

●

The statement in the GoT’s Negotiating Team Letter as to the inability of Acacia to enter into the Transaction Documents and the significant uncertainty as to the ability of Acacia to build a long term partnership with the GoT

●	The risks and uncertainties associated with the fall-back alternative of continuing with the outstanding arbitration, as described above

●

The Transaction Committee has also concluded that the value to Scheme Shareholders of the Acacia Group pursuing these arbitration proceedings in the future does not exceed the value of the Consideration

●	The certainty created for Scheme Shareholders to receive the Consideration if the Acquisition were to proceed

●	The apparent lack of alternative buyers of Acacia or any of its Tanzanian assets at this time of great uncertainty for the Company

●	The significant risks that Barrick is assuming given that it has not yet reached a final agreement with the GoT on the Transaction Documents.

5.    Recommendation

The Transaction Committee Directors, who have been so advised by J.P. Morgan Cazenove and RBC Capital Markets as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, J.P. Morgan Cazenove and RBC Capital Markets have taken into account the commercial assessments of the Transaction Committee Directors.

Accordingly, the Transaction Committee Directors have unanimously approved the Acquisition and intend to recommend that the Scheme Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, as Rachel English and Andre Falzon, the only members of the Board who hold any Acacia Shares, have irrevocably undertaken to do in respect of their own Acacia Shares (representing approximately 0.01 per cent. of the issued ordinary share capital of Acacia).

J.P. Morgan Cazenove and RBC Capital Markets are providing independent financial advice to the Transaction Committee Directors for the purposes of Rule 3 of the Code. Lazard & Co,. Limited is providing independent financial advice to the Transaction Committee Directors and in providing such advice Lazard & Co., Limited has relied upon the commercial assessment of the Transaction Committee Directors.

Each of J.P. Morgan Cazenove, RBC Capital Markets and Lazard & Co., Limited has given and not withdrawn its consent to the inclusion in this Announcement of references to its name in the form and context in which it appears.

6.    Transaction Committee

Stephen Galbraith, who is both a non-executive director of Acacia and an employee of Barrick, has played no part in the consideration by the Transaction Committee Directors of the Acquisition, the recommendation of it by the Transaction Committee Directors or the discussions between Barrick and the GoT.

7.    Irrevocable Undertakings

Barrick has received irrevocable undertakings to vote in favour of, or procure the voting in favour of, the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting from Rachel English and Andre Falzon, the only members of the Board who hold any Acacia Shares, in respect of a total of 26,383 Acacia Shares, representing approximately 0.01 per cent. of the existing issued ordinary share capital of Acacia.

The irrevocable undertakings will cease to be binding only if one of the events set out in Appendix 3 takes place.

Further details of these irrevocable undertakings are set out in Appendix 3 to this Announcement.

8.    Information relating to Barrick

Barrick is a leading international gold mining company.

Barrick announced a recommended share for share merger of Barrick and Randgold on 24 September 2018, which became effective on 1 January 2019. The new company is still known as Barrick and continues to trade its shares on the Toronto Stock Exchange under the trading symbol ABX and on the NYSE under the trading symbol GOLD (the ticker formerly held by Randgold on NASDAQ). Barrick now has interests in mining operations or projects in 15 countries: Canada, the United States, Australia, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the Democratic Republic of Congo, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Barrick’s principal products and sources of earnings are gold and copper.

In July 2019, Barrick and Newmont Goldcorp Corporation (“Newmont”) successfully concluded the transaction establishing Nevada Gold Mines LLC. The new company, owned 61.5% and operated by Barrick, and owned 38.5% by Newmont, combines operations, assets, reserves and talent of Barrick and Newmont in Nevada.

Barrick is a company organized under the laws of the Province of British Columbia, Canada.

Barrick has targeted an annualised dividend of US$0.16 per Barrick Share. Consistent with this policy, a dividend of US$0.04 per Barrick Share was declared in respect of the first quarter of 2019. The amount and timings of dividends are within the discretion of the Barrick board of directors. Barrick’s board of directors review the dividend quarterly, based on, among other things, Barrick’s current and projected liquidity profile.

9.    Information relating to Acacia

Acacia Mining plc (LSE:ACA) is the UK holding company of the Acacia Group, Tanzania’s largest gold miner and one of the largest producers of gold in Africa.

The Acacia Group has three mines, all located in north-west Tanzania: Bulyanhulu, which is owned and operated by Bulyanhulu Gold Mine Limited, Buzwagi, which is owned and operated by Pangea Minerals Limited and North Mara, which is owned and operated by North Mara Gold Mine Limited.

The Acacia Group also has a portfolio of exploration projects in Kenya, Burkina Faso and Mali. Acacia is a UK public company headquartered in London. It is listed on the Main Market of the London Stock Exchange and has a secondary listing on the Dar es Salaam Stock Exchange.

10.  Description of history of disputes with the GoT from 2017 to February 2019

On 3 March 2017, the Ministry of Energy and Minerals in Tanzania implemented the Export Ban, forcing Acacia immediately to cease all exports of its gold/copper concentrate at the Bulyanhulu and Buzwagi mines.

In early April 2017, a Presidential Committee of the GoT was formed to investigate the contents of metallic mineral concentrates in various locations in Tanzania, including samples from the impounded containers owned by Acacia. Shortly thereafter, a second Presidential Committee of the GoT (the “Second Committee”) was formed to consider the economic and regulatory issues relating to the export of metallic mineral concentrates from Tanzania. On 12 June 2017, the Second Committee announced its conclusions that Acacia had under-declared revenues and tax payments over a number of years by tens of billions of US Dollars.

Acacia disputed these conclusions and was engaging with the highest levels of the GoT. In June 2017 Barrick began engaging separately with the GoT in relation to the disputes between Acacia and the GoT. Due to requirements of the GoT, Acacia was not permitted to participate in these and future discussions between the GoT and Barrick nor was it permitted to subsequently engage directly at the highest levels with the GoT. In light of these developments, the Independent Acacia Directors recognised that supporting Barrick’s discussions with the GoT was the most pragmatic way to achieve a settlement of the disputes and Barrick has worked in good faith, with the consent and support of Acacia and for the benefit of all shareholders.

On 29 June 2017, the GoT published draft legislation which recommended changes to the legal framework governing the natural resources sector in Tanzania, including an increase in the royalty rate applicable to gold, copper and silver to 6%. Furthermore, the Tanzanian Parliament approved a new Finance Act, imposing a 1% clearing fee (which the Acacia Group has been paying under protest) on the value of all minerals exported from Tanzania from 1 July 2017. The legislation became law in early July

2017.

On 4 July 2017, the Company announced that the Tanzanian operating companies that produce concentrate at Bulyanhulu and Buzwagi, namely PML and BGML, had each commenced international arbitration proceedings against the GoT under the terms of their respective mining development agreements with the GoT alleging breach of such agreements relating to the new legislation.

On 24 July 2017, the Tanzania Revenue Authority delivered a series of Notices of Adjusted Assessments in relation to Bulyanhulu and Buzwagi with a total of US$40 billion of alleged unpaid taxes and approximately US$150 billion of penalties and interest owed, dating back to the mines’ first establishment and operation. In August 2017, the Tanzania Revenue Authority delivered a further series of Notices of Adjusted Assessment in relation to PML only, dating back to 2008, in respect of a total of US$3 billion of alleged unpaid taxes, penalties and interest owed. The assessments appear to relate to the historical operation of the Tulawaka mine.

On 22 August 2017, Barrick informed the Independent Acacia Directors that it had proposed a 50/50 economic benefit sharing split to the GoT and subsequently, on 16 October 2017, provided management and the Independent Acacia Directors with an overview of the proposed framework terms of settlement.

On 4 September 2017, without the ability to export concentrate from the Bulyanhulu mine, the Acacia Board made the decision to place the underground mine at Bulyanhulu on reduced operations.

On 19 October 2017, Barrick and the GoT signed a set of framework documents which envisaged a US$300 million settlement payment and subsequent 50/50 sharing of economic benefits between Acacia and the GoT. Acacia was not a party to the framework documents.

In October 2018, one of Acacia’s employees in Tanzania, was charged by the Tanzanian Prevention and Combating of Corruption Bureau (“PCCB”) with an offence under the Tanzanian Prevention and Combating of Corruption Act. The PCCB also charged two current and one former employee of Acacia’s Tanzanian businesses, together with PML, BGML and NMGML and a third party Canadian entity, Explorations Miniers du Nord Ltd., this being the former joint venture partner for the Tulawaka mine, with a number of different offences, including breaches of the Tanzanian Anti-Money Laundering Act. A total of 39 charges were brought. Acacia remains deeply concerned regarding the ongoing risks to these individuals, who still remain in custody on criminal charges for a range of allegations without committal for trial or access to bail.

On 10 January 2019, the North Mara mine received an environmental protection order (“First EPO”) from the NEMC requiring payment of a fine of approximately US$130,000 in relation to alleged breaches of environmental regulations in Tanzania. NEMC’s reported findings allege discharges of a hazardous substance at the North Mara mine. While the mine was not provided with the supporting reports, findings or testing data regarding the alleged breaches of environmental regulations, the reports of discharges related to seepage from the TSF, an issue which was well known to Acacia and the GoT. To dispose of all regulatory or other legal action in respect of the First EPO, NMGML decided to pay the fine of approximately US$130,000, albeit under protest. On 17 May 2019, Acacia confirmed that NMGML had received a verbal notice from the GoT that it is to be issued with an environmental protection order in relation to alleged historical breaches of environmental regulations in Tanzania. On 25 May 2019, NMGML received an environmental protection order (the “Second EPO”), which appears to have been issued on the basis of the matters that were the subject of the First EPO. Under the Second EPO, NMGML was subject to a fine of approximately US$2,500,000. Despite not having received any supporting reports, findings or technical data in relation to the Second EPO, NMGML decided again to pay the fine under protest.

On 20 February 2019, Barrick announced that it had progressed discussions with the GoT, had arrived at a proposal setting out the commercial terms to resolve outstanding disputes concerning the Company’s operations in Tanzania and would present its proposal to Acacia in the near future. Barrick further noted that work was under way to finalise the definitive agreements and that, to become effective, the proposal and those agreements must be approved by Acacia and the GoT, in keeping with applicable laws and regulations. On 28 February 2019 a meeting took place between Barrick and Acacia representatives at which Acacia was provided with detailed information about the proposal and presented with draft documents in respect of the proposed settlement.

11.     Directors, management and employees and locations of business

Statement by Barrick

Following completion of the Acquisition, responsibility for the operational management of Acacia’s operations will sit with Barrick’s regional team for Africa and the Middle East.

Following completion of the Acquisition, Barrick expects to close Acacia’s existing head office in London. Barrick also intends to simplify Acacia’s corporate office functions and remove any overlapping shared functions. These changes are not expected to result in material headcount reductions in respect of persons currently employed as part of the Acacia Group.

The detailed plans for any rationalisation measures are not yet known but the finalisation and implementation of any rationalisation measures would be subject to comprehensive further analysis, planning and appropriate engagement with affected members of staff, in accordance with all relevant legal obligations.

Save as set out in this section, Barrick does not intend to make any material changes to the conditions of employment of Acacia Group employees or make any material changes to the balance of skills and functions of the employees of the Acacia Group. Owing to the nature of its business, Acacia does not have a research and development function. Barrick does not intend to redeploy material fixed assets of the Acacia Group or (save as described in this paragraph 11) to make changes to the locations of its business.

Following completion of the Acquisition, the existing employment rights, including pension rights, of management and employees of the Acacia Group will be safeguarded in accordance with contractual and statutory requirements.

The terms of the draft Transaction Documents provide that all roles related to the TMCs’ Tanzanian operations currently carried out from an office in Johannesburg will be relocated to Tanzania and for the closure of the Johannesburg office. In addition, the Transaction Documents envisage that a new operating company will be incorporated in Tanzania and will be the management services company for the TMCs’ with its head office located in Mwanza, Tanzania. Save as described above, Barrick does not expect to make significant operational changes in Tanzania.

Acacia Shares are currently listed on the premium segment of the Official List of the London Stock Exchange and the Dar es Salaam Stock Exchange. As set out in paragraph 15, a request will be made to cancel trading in Acacia Shares on the London Stock Exchange and to delist Acacia Shares from the Official List and the DSE, with effect as of or shortly following the Effective Date. Acacia will also be re-registered as a private company.

No statements made in paragraphs 2, 3, 4, 11 or 12 constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

Response from the Transaction Committee

The Transaction Committee welcomes Barrick’s commitment that the existing employment rights, including pension rights, of management and employees of the Acacia Group will be safeguarded in accordance with contractual and statutory requirements.

The Transaction Committee notes that: (i) responsibility for the operational management of Acacia’s operations will sit with Barrick’s regional team in Africa and the Middle East; and (ii) Barrick expects to close Acacia’s existing head office in London and intends to simplify Acacia’s corporate office functions and remove any overlapping shared functions.

The Transaction Committee further notes that the terms of the draft Transaction Documents provide: (i) that all roles related to the TMCs’ Tanzanian operations currently carried out from an office in Johannesburg will be relocated to Tanzania; (ii) for the closure of the Johannesburg office; and (iii) for the incorporation of a new management services company for the TMCs’ with its head office located in Mwanza, Tanzania.

Whilst regrettable, the Transaction Committee recognises that in order to achieve the expected benefits of the Acquisition, safeguard the interests of Acacia’s management and employees in Tanzania and reach a negotiated settlement of Acacia’s disputes with the GoT, operational and administrative restructuring may be required following completion of the Acquisition.

However, the Transaction Committee additionally notes that: (i) in respect of the matters referred to in paragraph 2 of this section headed “Response from the Transaction Committee”, Barrick has confirmed that: (A) those changes are not expected to result in material headcount reductions in respect of persons currently employed as part of the Acacia Group; and (B) the detailed plans for any rationalisation measures are not yet known but the finalisation and implementation of any rationalisation measures would be subject to comprehensive further analysis, planning and appropriate engagement with affected members of staff, in accordance with all relevant legal obligations; and (ii) in respect of the matters referred to in paragraph 3 of this section headed “Response from the Transaction Committee”, there is no certainty that the Transaction Documents will be agreed with the GoT and the terms of the final form of Transaction Documents, if agreed, may differ from those summarised at Appendix 4.

Until such rationalisation measures have been finalised and implemented and the Transaction Documents have been agreed with the GoT, the Transaction Committee cannot be certain as to the detailed steps for the expected restructuring and, in particular, the full impact on employees and office locations of the Acacia Group.

12.     Acacia Share Plans

Participants in the Acacia Share Plans will be contacted regarding the effect of the Acquisition on their rights under these plans and provided with further details concerning the proposals which will be made to them in due course. Details of the proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the Acacia Share Plans.

In connection with the Acacia Share Plans, Acacia will exercise its discretion (as is its customary practice) to procure that any awards under the Acacia Share Plans that vest as a consequence of the Acquisition are settled in cash through the next practicable payroll following the date on which the Scheme becomes effective.

Under the proposals to be sent to participants in the Acacia Share Plans:

Acacia Long-Term Incentive Plan

Awards under the Acacia Long-Term Incentive Plan will vest on the Scheme Court Order in respect of a time pro-rated portion of such awards to the extent the performance conditions are satisfied as at the business day immediately prior to the date of such Scheme Court Order.

Participants will also receive payments equal to the amount of any Acacia Exploration Properties Special Dividends and Deferred Cash Consideration Dividends paid to the Scheme Shareholders, based (on a fully diluted basis) on the number of Acacia Shares (if any) they would have received but for awards being cash settled. Such payments will be made at the same time as payments are made to Scheme Shareholders.

Acacia Deferred Share Unit Plan

Deferred Share Units (“DSUs”) are held by non-executive directors of Acacia and entitle the participant to receive some or all of their annual fees in the form of a deferred right to a cash payment, payable only after the participant ceases to hold office with Acacia. Broadly, cash payments are calculated by reference to the fair market value of Acacia Shares at the time of payment. Acacia will cash settle DSUs for an amount calculated by reference to the implied value of Acacia Shares under the terms of the Scheme at the date a participant ceases to hold office (or, if later, on the Effective Date) and by reference to the value of Barrick Shares on that date. Holders of vested DSUs will also receive payments equal to any Acacia Exploration Properties Special Dividends and Deferred Cash Consideration Dividends paid to Scheme Shareholders, based on the number of units (representing Acacia Shares) their awards relate to. Such payments will be made at the same time as payments are made to Scheme Shareholders.

13.    Structure of and Conditions to the Acquisition

It is intended that the Acquisition will be implemented by way of a court-sanctioned scheme of arrangement between Acacia and the Scheme Shareholders under Part 26 of the Companies Act. The purpose of the Scheme is to provide for Barrick to become the owner of the entire issued and to be issued share capital of Acacia.

The procedure involves, among other things, the requisite approval of (i) Scheme Shareholders in respect of the Scheme and the Acquisition at the Court Meeting and (ii) Acacia Shareholders in respect of the Special Resolution to implement the Scheme at the General Meeting (as set out in further detail below) being obtained to enable an application to be made by Acacia to the Court to sanction the Scheme, pursuant to which the Scheme Shares will be transferred to Barrick and the Scheme Shareholders will receive the Consideration on the basis set out in paragraph 2 of this Announcement.

The Scheme is subject to satisfaction (or, as appropriate, waiver) of the Conditions and certain further terms referred to in Appendix 1 to this Announcement and to the full terms and conditions to be set out in the Scheme Document, and will only become effective if, among other things, the following events occur on or before the Longstop Date:

●

a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing not less than 75 per cent. of the voting rights of all Scheme Shares voted;

●

the Special Resolution necessary to implement the Scheme is passed by the requisite majority of Acacia Shareholders at the General Meeting (which will require the approval of Acacia Shareholders representing at least 75 per cent. of the votes cast at the General Meeting either in person or by proxy);

●	the Scheme is sanctioned (with or without modification, on terms agreed by Barrick and Acacia) by the Court;

●	an office copy of the Scheme Court Order is delivered to the Registrar of Companies;

●	the New Barrick Shares are conditionally accepted for listing on the NYSE and the Toronto Stock Exchange and such acceptances not withdrawn; and

●	the Acacia Mining Rights Condition and the Transaction Documents Condition each as described below, are not invoked.

Upon the Scheme becoming effective, Barrick intends to make a request to (i) the London Stock Exchange to cancel trading in Acacia Shares on its main market for listed securities; (ii) the FCA to cancel the listing of the Acacia Shares from the Official List; and (iii) the Dar es Salaam Stock Exchange to cancel the secondary listing of the Acacia Shares from the Dar es Salaam Stock Exchange.

The Acacia Mining Rights Condition and the Transaction Documents Condition are specifically drawn to the attention of Scheme Shareholders. It is a condition of the Acquisition that, following the date of this Announcement, there is no withdrawal, cancellation, termination or modification of any prospecting right or mining right, licence, permit, waiver or concession held or used by any member of the Wider Acacia Group, or of any mining development agreement to which any member of the Wider Acacia Group is a party or otherwise bound, where such withdrawal, cancellation, termination or modification is or might be expected to be material in the context of the Wider Acacia Group taken as a whole, and if a cancellation or termination has occurred it has not been: (i) withdrawn, lifted or revoked in writing by the relevant minister or official (or other relevant agency or organ of government); or (ii) set aside, nullified or otherwise suspended by the order of a court of competent jurisdiction, within 15 business days of such cancellation or termination (or, if earlier, by the date scheduled for the Court Meeting), and there is no notice or intimation of any decision or intention to withdraw, cancel, terminate or modify any of the same.

It is also a condition of the Acquisition that, following the date of this Announcement, Barrick does not discover that the GoT has decided not to continue discussions with a view to finalising the Transaction Documents or to propose or request any change or modification to any of the terms of the Transaction Documents as summarised in Appendix 4 which is or might reasonably be expected to be material in the context of the Wider Acacia Group taken as a whole.

Barrick confirms that it considers the circumstances described in the Acacia Mining Rights Condition and the Transaction Documents Condition described above to be of material significance to Barrick in the context of the Acquisition, though it notes that these Conditions remain subject to the application of Rule 13.5 of the Code.

Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Scheme Shares will cease to be valid and entitlements to Scheme Shares held within the CREST system will be cancelled.

Any Acacia Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The resolutions to be proposed at the General Meeting will, among other things, provide that the Acacia Articles be amended to incorporate provisions requiring any Acacia Shares issued after the Scheme Record Time (other than to Barrick and/or its nominees) to be automatically transferred to Barrick on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Acacia Articles (as amended) will avoid any person (other than Barrick and its nominees) holding shares in the capital of Acacia after the Effective Date.

If the Scheme does not become effective on or before the Longstop Date, it will lapse and the Acquisition will not proceed (unless the Panel otherwise consents).

It is expected that the Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be mailed to Acacia Shareholders and (for information only) participants in the Acacia Share Plans and other persons with information rights as soon as practicable. The Scheme Document will also contain the expected timetable for the Acquisition, specify the necessary actions to be taken by Acacia Shareholders, and set out how Acacia Shareholders can hold, access and trade the New Barrick Shares.

The Scheme will be governed by English law and will be subject to the jurisdiction of the English courts and to the conditions and further terms set out in this Announcement and in the Scheme Document. The Acquisition and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Panel, the Toronto Stock Exchange, the NYSE and applicable securities laws in Canada and the United States.

Subject to satisfaction or waiver of the Conditions, the Acquisition is expected to be completed during Q4 2019.

14.    Competition clearances

The Acquisition is conditional on receiving competition clearance from the Tanzanian Fair Competition Commission and, to the extent necessary, receiving an exclusion from the Competition Authority of Kenya from the provisions of Part IV of the Kenyan Competition Act, No 12 of 2010.

15.    Delisting and re-registration of Acacia Shares

It is intended that dealings in Acacia Shares will be suspended at 5.00 p.m. (London time) on the business day prior to the Effective Date. It is further intended that an application will be made to the FCA for the cancellation of the listing of the Acacia Shares on the premium segment of the Official List and to the London Stock Exchange for the cancellation of trading of the Acacia Shares on the London Stock Exchange’s main market for listed securities, with effect as of, or shortly following, the Effective Date. With respect to Acacia’s secondary listing on the Dar Es Salaam Stock Exchange, it is intended that, upon the application being made to the FCA as detailed above, an application will also be made to the Dar es Salaam Stock Exchange for the cancellation of the secondary listing of the Acacia Shares on the Dar es Salaam Stock Exchange.

It is also intended that, following the Scheme becoming effective, Acacia will be re-registered as a private company under the relevant provisions of the Companies Act.

16.	Fractional entitlements and reduction for dividend, distribution or other return of value

Fractions of New Barrick Shares will not be issued to Scheme Shareholders. Instead, Scheme Shareholders who would otherwise have received a fraction of a New Barrick Share will instead receive an amount in cash rounded down to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$5.00 will not be paid but will be retained for the benefit of the Barrick Group.

Cash payments to Scheme Shareholders in respect of fractional entitlements shall be made in Sterling other than to Scheme Shareholders who have previously elected to receive dividends in US Dollars and such election remains in place at the Scheme Record Time. Such Scheme Shareholders will receive their cash payment in US

Dollars by converting the Sterling amount which would be due pursuant to their fractional entitlement into US Dollars using an exchange rate to be determined by Barrick.

Acacia does not intend to declare a divided prior to the Effective Date. Without prejudice to the right of Acacia Shareholders to receive Acacia Exploration Properties Special Dividends and Deferred Cash Consideration Dividends (if applicable) after the Effective Date, in the event that Acacia announces a dividend, distribution or other return of value to Shareholders on or after the date of this Announcement and prior to the Effective Date, the Share for Share Exchange Ratio shall be reduced by reference to the amount of such dividend, distribution or other return of value. In such circumstances, Acacia Shareholders will be entitled to retain any such dividend, distribution or other return of value declared, made or paid.

17.     Disclosure of interests in Acacia relevant securities

Barrick and its concert parties are interested in 262,246,950 Acacia Shares representing approximately 63.9 per cent. of the issued share capital of Acacia.

Save for that interest, neither Barrick, nor any of the directors of Barrick or any member of the Barrick Group, nor, so far as the directors of Barrick are aware, any person acting in concert with Barrick for the purposes of the Acquisition had any interest in, right to subscribe for, or had borrowed or lent any Acacia Shares or securities convertible or exchangeable into Acacia Shares, nor did any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or any dealing arrangement of the kind referred to in Note 11 of the definition of “acting in concert” in the Code, in relation to Acacia Shares or in relation to any securities convertible or exchangeable into Acacia Shares.

18.    Overseas Shareholders

The availability of the Acquisition and the distribution of this Announcement to persons resident in, or citizens of, or otherwise subject to, jurisdictions outside Canada, the United States or the United Kingdom may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Acacia Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This Announcement does not constitute an offer for sale for any securities or an offer or an invitation to purchase any securities. Acacia Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

19.    Documents published on a website

Copies of the following documents will, by no later than 12 noon (London time) on 22 July 2019, be published on Acacia’s website at www.acaciamining.com and on Barrick’s website at www.barrick.com until the Effective Date:

●	this Announcement; and

●	the irrevocable undertakings listed in Appendix 3 of this Announcement.

20.    General

The Acquisition will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The bases and sources of certain financial information contained in this Announcement are set out in Appendix 2. Appendix 3 contains details of the irrevocable undertakings received by Barrick. Appendix 4 contains a summary of the material terms of the current draft documentation under discussion (but not yet finalised) with the GoT. Certain terms used in this Announcement are defined in Appendix 5.

21.    Enquiries

Barrick

Kathy du Plessis

Investor and Media Relations

Telephone: +44 20 7557 7738

Email: barrick@dpapr.com

Rothschild & Co (Financial Adviser to Barrick)

Hugo Dryland	Telephone: +1 202 862 1660

Karina Danilyuk	Telephone: +1 202 862 1660

Roger Ewart Smith	Telephone: +44 20 7280 5000

Acacia	Telephone: +44 (0) 20 7129 7150

Sally Marshak Head of Investor Relations and Communications	Telephone: +44 (0) 752 580 7953

Camarco	Telephone: +44 (0) 20 3757 4980

Gordon Poole/Nick Hennis

J.P. Morgan Cazenove (Joint Financial Adviser and Broker to Acacia)

Barry Weir	Telephone: +44 (0) 20 7742 4000

James Robinson	Telephone: +44 (0) 20 7742 4000

Dimitri Reading-Picopoulos	Telephone: +44 (0) 20 7742 4000

RBC Capital Markets (Joint Financial Adviser and Broker to Acacia)

Kevin Smith	Telephone: +44 (0) 20 7653 4000

Paul Betts	Telephone: +44 (0) 20 7653 4000

Vicky Liu	Telephone: +44 (0) 20 7653 4000

Lazard & Co., Limited (Financial Adviser to the Transaction Committee of Acacia)

Spiro Youakim	Telephone: +44 (0) 20 7187 2000

William Lawes	Telephone: +44 (0) 20 7187 2000

Gustavo Plenge	Telephone: +44 (0) 20 7187 2000

Norton Rose Fulbright LLP are retained as legal advisers for Barrick.

Shearman & Sterling (London) LLP are retained as legal advisers for Acacia.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Acacia in any jurisdiction in contravention of applicable law. Subject to the right of Barrick, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer, the Acquisition will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Scheme. Any vote in respect of the Scheme or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Scheme Document.

Please be aware that addresses, electronic addresses and certain other information provided by Acacia Shareholders, persons with information rights and other relevant persons for the receipt of communications from Acacia may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

Rothschild & Co, which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Acquisition, this Announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Rothschild & Co or for providing advice in connection with the Acquisition, this Announcement or any matter referred to herein. Neither Rothschild & Co nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Rothschild & Co in connection with the Acquisition, this Announcement or any matter referred to herein.

J.P. Morgan Securities plc, which conducts its United Kingdom investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for Acacia and no one else in connection with the matters set out in this Announcement and will not regard any other person as its client in relation to the matters set out in this Announcement and will not be responsible to anyone other than Acacia for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to in this Announcement.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Acacia and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than Acacia for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this Announcement.

Lazard & Co., Limited (“Lazard”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for the Transaction Committee of Acacia and for no one else in connection with the matters set out in this Announcement and will not be responsible to anyone other than the Transaction Committee of Acacia for providing the protections afforded to clients of Lazard nor for providing advice in relation to the matters referred to in this Announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Announcement, any statement contained herein or otherwise.

Overseas jurisdictions

The release, publication or distribution of this Announcement in or into jurisdictions other than Canada, the United States and the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States and the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States or the United Kingdom or who are subject to the laws of another jurisdiction, to vote their Acacia Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This Announcement has been prepared for the purposes of complying with applicable English law, certain applicable securities law in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of the UK.

Copies of this Announcement and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. Each Acacia Shareholder is urged to consult their independent advisers regarding the legal, tax and financial consequences of the Acquisition. If the Acquisition is implemented by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Acacia Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Acquisition is being made to acquire the securities of a UK company by means of a scheme of arrangement provided for under English company law. Any securities issued as a result of this Acquisition by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 set forth in Section 3(a)(10) thereof, and will not be subject to the proxy solicitation and tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK to schemes of arrangement, which are different from the disclosure requirements of the US federal securities laws. Except in relation to non-GAAP financial performance measures, the financial information included in this Announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US (“US GAAP”). If Barrick exercises its right to implement the acquisition of the Acacia Shares by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934.

Barrick’s and Acacia’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. However, for United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, which amendments became effective February 25, 2019 with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC’s rule amendments replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 and recognize estimates of “measured mineral resources”, “indicated mineral resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions required in National Instrument 43-101. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this Announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Acacia’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

US Holders of Acacia Shares also should be aware that the transaction contemplated herein may have tax consequences under the United States tax laws and, that such consequences, if any, are not described herein. US Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Acquisition applicable to them.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Acacia are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Acacia Shares, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Acacia is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Acacia’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this Announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Acacia and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders to effect service of process within Canada upon Acacia, Barrick’s and Acacia’s respective officers or directors or the experts named herein, or to realize against them, upon judgements of the court of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders should not assume that the courts of England and Wales: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Acquisition will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Acquisition will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick is in default of applicable Canadian securities law.

Canadian Holders should be aware that the Acquisition described in this Announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Acquisition in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Cautionary statement on forward-looking statements

This Announcement (including information incorporated by reference in this Announcement) contains statements which are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Acacia about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Announcement include statements relating to: (i) the expected effects of the Acquisition on Barrick and Acacia including with respect to future growth, results of operations, performance, business prospects and opportunities of Barrick and Acacia; (ii) the expected timing and scope of the Acquisition; (iii) the integration of Acacia’s business with the existing operations of Barrick; (iv) the impact of the Acquisition on the financial position of Barrick and Acacia; (v) the expected terms and timings of any agreement which may be reached with the Government of Tanzania, including in connection with the settlement of disputes between the Acacia Group and the Government of Tanzania, and the application of Tanzanian Laws and regulations to the members and operations of the Acacia Group in Tanzania (including as regards the taxation of such members and operations) and the terms of mineral development agreements and other contracts between members of the Acacia Group and the Government of Tanzania; (vi) and the outlook for Barrick’s and Acacia’s respective businesses and the gold mining industry generally based on information currently available and (vii) other statements other than current or historical facts. These expectations may not be appropriate for other purposes. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “implies”, “possible”, “proposes”, “seeks”, “ anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “can”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Acacia believe that the expectations in relation to their respective businesses reflected in such forward-looking statements are reasonable in light of management’s experience and perception of current conditions and expected developments, neither Barrick nor Acacia can give any assurance that such expectations will prove to be correct as they are inherently subject to significant business, economic and competitive uncertainties and contingencies. By their nature, forward-looking statements involve risk and uncertainty because they are based upon a number of estimates and assumptions and they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Acquisition; the anticipated timing for completion; future post-Acquisition plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, capital expenditures, investment valuations, income, margins, access to capital and overall strategy; the ability to agree definitive terms of the mineral development agreements and other contracts between members of the Acacia Group and the Government of Tanzania and the satisfaction of any conditions to completion of such agreements and other contracts; expectations regarding the receipt of any necessary regulatory and third party approvals and the expiration of all relevant waiting periods; the anticipated benefits of the Acquisition; the anticipated mineral reserves of Barrick following completion of the Acquisition; expenses of the Acquisition; as well as additional factors, such as: risks relating to the Acacia Group’s credit rating; local and global political and economic conditions; the Acacia Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity);the speculative nature of mineral exploitation and development; financial services risk; the risks associated with Acacia’s brand, reputation and trust; environmental risks; safety and technology risks; changes in the financial markets; the potential impact of the announcement or consummation of the Acquisition on relationships, including with employees, suppliers, customers and competitors; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserve; risks that exploration data may be incomplete and considerable additional work may be required to complete future evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; increased costs, delays, suspensions and technical challenges associated with construction of capital project; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement to resolve the dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the mineral content of concentrate exports from Tanzania and other related matters; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary notices, concessions, permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Tanzania and other jurisdictions in which the offeree company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the offeree company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the offeree company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the offeree company’s expectations; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the offeree company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labour. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Acacia, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance. Specific reference is made to the most recent Form 40- F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Acacia is under any obligation, and Barrick and Acacia expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this Announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be normally deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on website

A copy of this Announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and Acacia’s website at www.acaciamining.com by no later than 12 noon (London time) on the business day following the date of this Announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Acacia Shareholders may request a hard copy of this Announcement by contacting Computershare Investor Services PLC during business hours at +44 (0) 370 707 1895 or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. If you have received this Announcement in electronic form, copies of this Announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

Appendix 1

Conditions and Certain Further Terms of the Scheme and the Acquisition

A.              Conditions to the Scheme and Acquisition

1.	The Acquisition is conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than the Longstop Date.

Scheme approval

2.                The Scheme is conditional upon:

(a)

approval of the Scheme at the Court Meeting (or at any adjournment thereof, provided that the Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Acacia may agree and the Court may allow) by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing not less than 75 per cent. in value of Scheme Shares held by those Scheme Shareholders;

(b)

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the General Meeting (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the General Meeting (or at any adjournment thereof, provided that the General Meeting may not be adjourned beyond the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Acacia may agree and the Court may allow); and

(c)

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Acacia (provided that the Scheme Court Hearing may not be adjourned beyond the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Acacia may agree and the Court may allow) and the delivery of the Scheme Court Order to the Registrar of Companies.

In addition, the Scheme is also conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective (including delivery of the Scheme Court Order to the Registrar of Companies) will not be taken unless such Conditions (as amended, if appropriate) have been satisfied or, where relevant, waived.

New Barrick Share listings

3.                In respect of the New Barrick Shares:

(a)

confirmation having been received by Barrick from the NYSE that the New Barrick Shares have been conditionally accepted for listing, subject to official notice of issuance, on the NYSE (and such acceptance not having been withdrawn);

(b)

confirmation having been received by Barrick that the New Barrick Shares have been conditionally accepted for listing, subject only to satisfaction of customary conditions of the Toronto Stock Exchange, on the Toronto Stock Exchange (and such acceptance not having been withdrawn); and

(c)

in the event the Acquisition is, with the consent of the Panel, implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the U.S. Securities Act, a registration statement under the U.S. Securities Act having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the Registration Statement having been initiated by the SEC.

Competition clearances

4.	Without limitation to Condition 5 below, all and any filings and/or approvals or applications for exclusion for the Acquisition that may be required under:

(a)	the Tanzanian Fair Competition Act, No. 8 of 2003 have been duly made to the Tanzanian Fair Competition Commission and clearance obtained and that any such clearance, approval and/or exclusion; and

(b)

the Kenyan Competition Act, No. 12 of 2010 (as amended) have been duly made to the Competition Authority of Kenya and, to the extent necessary, a confirmation of exclusion and of the Acquisition from Kenyan merger filing obligations obtained, and that any such clearances, approvals and/or exclusions shall remain in force and have not been revoked.

General Third Party clearances

5.

All notifications to and filings with, Third Parties which are necessary or are reasonably considered appropriate or desirable by Barrick and Acacia having been made, all applicable waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as applicable) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Acacia or any other member of the Wider Acacia Group by any member of the Wider Barrick Group, or the carrying on by any member of the Wider Acacia Group of any material aspect of its business.

6.

No Third Party having given notice that it has decided to, or that it is considering deciding to, take, institute, assert, implement or threaten any demand, request, action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps or required any action to be taken or otherwise having done anything (including making or asserting any demand, claim or request for any fee, tax, levy, charge, impost or payment of any nature) which would or might reasonably be expected to:

(a)

make the Scheme or the Acquisition or, in each case, its implementation or the acquisition or proposed acquisition by Barrick or any member of the Wider Barrick Group of any shares or other securities in, or control or management of, Acacia or any member of the Wider Acacia Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or materially delay the same or impose additional material conditions or obligations with respect to the Scheme or the Acquisition or such acquisition, or otherwise materially impede, challenge or interfere with the Scheme or Acquisition or such acquisition, or require any material amendment to the terms of the Scheme or Acquisition or the acquisition or proposed acquisition of any Acacia Shares or the acquisition of control or management of Acacia or the Wider Acacia Group by Barrick or any member of the Wider Barrick Group;

(b)

materially limit or delay, or impose any limitations on, the ability of any member of the Wider Barrick Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in Acacia or any member of the Wider Acacia Group, or on the ability of any member of the Wider Acacia Group or the Wider Barrick Group to exercise voting or management control over, any member of the Wider Acacia Group;

(c)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group of any shares or other securities in any member of the Wider Barrick Group or any member of the Wider Acacia Group or require or impose any obligation on any member of the Wider Barrick Group or any member of the Wider Acacia Group to make a public offer in respect of, or issue or transfer to any person or third party (including any member of the public), any shares or other securities or economic participation rights in any member of the Wider Barrick Group or the Wider Acacia Group, or list any such shares or other securities or economic participation rights on any stock exchange, or otherwise adversely impact the ownership or control by any member of the Wider Barrick Group or Wider Acacia Group of an asset that is material to the Wider Acacia Group taken as a whole;

(d)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group or by any member of the Wider Acacia Group of all or any portion of their respective businesses, assets or properties or restrain, prevent, prohibit, restrict or materially limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof (including as a result of or through the withdrawal, cancellation, termination or revocation of any material agreements, mining rights, licences, permits, waivers or concessions of or held or used by any member of the Wider Barrick Group or the Wider Acacia Group);

(e)	except pursuant to sections 974 to 991 of the Companies Act, require any member of the Wider Barrick Group or of the Wider Acacia Group to

acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider Acacia Group owned by any third party (other than in connection with the implementation of the Acquisition);

(f)

materially limit the ability of any member of the Wider Barrick Group or of the Wider Acacia Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Barrick Group or the Wider Acacia Group;

(g)	result in any member of the Wider Acacia Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(h)

result in any payments (including any fee, tax, levy, charge, impost or payment of any other nature) to a Third Party by any member of the Wider Acacia Group or the Wider Barrick Group, or any of their respective shareholders, which payments, in aggregate, are material to the Wider Acacia Group; or

(i)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Acacia Group or of the Wider Barrick Group,

and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or take any other step or require any action to be taken or otherwise having done anything under the laws of any relevant jurisdiction in respect of the Acquisition having expired, lapsed or been terminated.

7.

All Authorisations which are necessary or are reasonably considered necessary or appropriate by Barrick in any relevant jurisdiction for or in respect of the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Acacia or any other member of the Wider Acacia Group by any member of the Wider Barrick Group or the carrying on by any member of the Wider Acacia Group of its business having been obtained, in terms and in a form satisfactory to Barrick, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Acacia Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same.

No cancellation of Acacia mining rights

8.

There having been no withdrawal, cancellation, termination or modification of any prospecting right or mining right, licence, permit, waiver or concession held or used by any member of the Wider Acacia Group, or of any mining development agreement to which any member of the Wider Acacia Group is a party or otherwise bound, where such withdrawal, cancellation, termination or modification is or might reasonably be expected to be material in the context of the Wider Acacia Group taken as a whole, and if a cancellation or termination has occurred it has not been: (i) withdrawn, lifted or revoked in writing by the relevant minister or official (or other relevant agency or organ of government); or (ii) set aside, nullified or otherwise suspended by the order of a court of competent jurisdiction, within 15 business days of such cancellation or termination (or, if earlier, by the date scheduled for the Court Meeting), and there having been no notice or intimation of any decision or intention to withdrawn, cancel, terminate or modify any of the same.

Certain matters arising as a result of any arrangement, agreement etc.

9.

Except as Disclosed, there being no provision of any arrangement, agreement, licence, lease, permit, franchise or other instrument to which any member of the Wider Barrick Group or the Wider Acacia Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, Acacia or any other member of the Wider Acacia Group by any member of the Wider Barrick Group or otherwise, would reasonably be expected to result in (in any case to an extent which would reasonably be expected to be material and adverse in the context of the Wider Acacia Group, taken as a whole):

(a)

any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Acacia Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(b)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Acacia Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(c)

any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider Acacia Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(d)

any asset or interest of any member of the Wider Acacia Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider Acacia Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Acacia Group otherwise than in the ordinary course of business;

(e)	any member of the Wider Acacia Group ceasing to be able to carry on business under any name under which it presently does so;

(f)	the creation or acceleration of liabilities (actual or contingent) by any member of the Wider Acacia Group other than in the ordinary course of business;

(g)

the rights, liabilities, obligations or interests of any member of the Wider Barrick Group or the Wider Acacia Group under any such arrangement, agreement, licence, lease, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected or any onerous obligations or liability arising or any adverse action being taken thereunder; or

(h)	the value of, or the financial or trading position of any member of the Wider Acacia Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (a) to (h) of this Condition 9.

10.

Since 31 December 2018 and except as Disclosed and except as between any of Acacia and its wholly owned subsidiaries, no member of the Wider Acacia Group having (in any case to an extent which is or would be material in the context of the Wider Acacia Group, taken as a whole):

(a)

issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Acacia Share Plans;

(b)	purchased or redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(c)	recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue;

(d)	made or authorised any change in its loan capital;

(e)

(other than any acquisition or disposal in the ordinary course of business) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised, proposed or announced any intention to do so;

(f)

except in the ordinary course of business, issued, authorised or proposed, or announced an intention to authorise, the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent);

(g)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(i)	is of a long term, onerous or unusual nature or magnitude or which involves an obligation of such nature or magnitude; or

(ii)	could restrict the business of any member of the Wider Acacia Group; or

(iii)	is other than in the ordinary course of business;

(h)

entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Acacia Group;

(i)

entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of, any contract, agreement, arrangement or commitment with any of the directors or senior executives of any member of the Wider Acacia Group;

(j)

had any monies borrowed by, or any other indebtedness (whether actual or contingent) of, or any grant available to, any member of the Wider Acacia Group declared repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or had the ability of any such member of the Wider Acacia Group to borrow monies or incur any indebtedness withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(k)

been subject to the enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Acacia Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) having become enforceable;

(l)

taken any corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments or a moratorium of any indebtedness, or having had any petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(m)

been or become unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(n)	waived, compromised or settled any claim, otherwise than in the ordinary course of business;

(o)	made any alteration to its memorandum or articles of association;

(p)	(except in relation to changes made or agreed as a result of, or arising from, legislation or changes to legislation) made or agreed or consented to:

(i)	any change:

(A)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder; or

(C)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(ii)	any change to the trustees including the appointment of a trust corporation;

(q)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Acacia Group; or

(r)

entered into any agreement, contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 10.

No adverse change, litigation or regulatory enquiry

11.	Since 31 December 2018 and except as Disclosed in any case to an extent which is or would be material in the context of the Wider Acacia Group, taken as a whole):

(a)

there having been no adverse change and no circumstances having arisen which would or might reasonably be expected to result in an adverse change, or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Acacia Group;

(b)	no contingent or other liability of any member of the Wider Acacia Group having arisen or become apparent or increased;

(c)

no litigation, arbitration proceedings, prosecution or other legal proceeding to which any member of the Wider Acacia Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Acacia Group;

(d)	(other than as a result of or in connection with the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Acacia Group;

(e)

no steps having been taken and no omissions having been made which would be likely to result in the withdrawal, cancellation, termination or modification of any mining right, licence, permit, waiver or concession held or used by any member of the Wider Acacia Group;

(f)

other than with the consent of Barrick, no action having been taken or proposed by any member of the Wider Acacia Group, or having been approved by Acacia Shareholders or consented to by the Panel, which falls or would fall within or under Rule 21.1 of the Code or which otherwise is or would be materially inconsistent with the implementation by Barrick of the Acquisition on the basis contemplated as at the Announcement Date; and

(g)	no member of the Wider Acacia Group having conducted its business in breach of any applicable laws and regulations.

No discovery of certain matters

12.

Other than to the extent Disclosed, Barrick not having discovered after the Announcement Date in relation to the Wider Acacia Group (except to the extent not material in the context of the Wider Acacia Group, taken as a whole):

(a)

that any financial or business or other information concerning the Wider Acacia Group disclosed at any time by or on behalf of any member of the Wider Acacia Group, whether publicly, to any member of the Wider Barrick Group or to any of their advisers, or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise to Barrick;

(b)	except as Disclosed, that any member of the Wider Acacia Group is subject to any liability (actual or contingent); or

(c)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Acacia Group.

13.

Barrick not having discovered that the GoT has decided not to continue discussions with a view to finalising the Transaction Documents or to propose or request any change or modification to any of the terms of the Transaction Documents as summarised in Appendix 4 which is or might reasonably be expected to be material in the context of the Wider Acacia Group taken as a whole.

14.

Other than to the extent Disclosed, Barrick not having discovered after the Announcement Date in relation to the Wider Acacia Group (except to the extent not material in the context of the Wider Acacia Group, taken as a whole):

(a)

that any past or present member of the Wider Acacia Group has not complied in all material respects with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Acacia Group;

(b)

that there is, or is likely to be, any material liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Acacia Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(c)

that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Acacia Group (in any case to an extent which is or would be material in the context of the Wider Acacia Group, taken as a whole).

Anti-corruption, sanctions and criminal property

15.

Other than to the extent Disclosed, Barrick not having discovered after the Announcement Date in relation to the Wider Acacia Group that, or it not otherwise having been determined that (in each case, to an extent which is material in the context of the Wider Acacia Group, taken as a whole):

(a)

any past or present member, director, officer or employee of the Wider Acacia Group is engaging in or has, at any time during the course of such person’s employment with the Wider Acacia Group, engaged in any activity, practice or conduct (including inaction or a failure to engage in conduct, and including engaging in any activity, practice or conduct through an agent performing services on behalf of such person) which constitutes an offence or a breach of obligations under any Tanzanian Law, the Bribery Act 2010 or any other anti-corruption legislation applicable to any member of the Wider Acacia Group;

(b)

any asset of any member of the Wider Acacia Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002, as amended (but disregarding paragraph (b) of that definition) or is deemed to be the proceeds of crime under any applicable legislation;

(c)

any past or present member, director, officer or employee of the Wider Acacia Group or any person that performs or has performed services for or on behalf of such company is engaging in or has at any time engaged in any act of bribery or has paid or agreed to pay any bribe including any “inducement fee” or given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of any Tanzanian Law, the UK Bribery Act 2010, the US Foreign Corrupt Practices Act 1977, as amended, or any other anti-corruption legislation applicable to the Wider Barrick Group or the Wider Acacia Group, in each case which is material in the context of the Wider Acacia Group as a whole;

(d)

any past or present member, director, officer or employee of the Wider Acacia Group, or any other person for whom any such person may be liable or responsible (in each case including through an agent performing services on behalf of such person), has engaged in any business with, made any investments in, facilitated any other party in their business with, supplied or received any goods, technical data or services to or from, made any funds or assets available to or received any funds or assets from: (i) any government, entity, organization, or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations including the economic sanctions administered by the United States Office of Foreign Assets Control, the United States Department of State, or HM Treasury & Customs; or (ii) any government, entity, organization, or individual designated either directly or indirectly (by virtue of ownership, control or other factors) or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states;

(e)

a member of the Wider Acacia Group has engaged in any activity or transaction which would cause Acacia to be in breach of any law or regulation or otherwise subject it to restrictions, penalties or sanctions upon Barrick’s acquisition of Acacia including the economic sanctions of the United States Office of Foreign Assets Control, the United States Department of State, HM Treasury & Customs, or any government entity, organization, or individual designated or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states, or the requirements of the United States Securities and Exchange Commission; or

(f)

without limitation to Conditions 15(c) to 15(e) above, any member of the Wider Acacia Group has received a notice from any government authority of an inquiry, investigation or regulatory proceeding, proposed cancellation, revocation, or avoidance of any license, permit, or authorization applicable to any asset, intention to impose a penalty, forfeiture or other sanction or been named in a civil action brought by a government authority or any private party (including a derivative shareholder action) related to a potential violation of the Bribery Act 2010 or any other anti-corruption legislation applicable to the Wider Acacia Group, or any applicable economic sanctions or anti-money laundering legislation.

B.	Waiver and invocation of the Conditions

1.

The Scheme will not become effective, and will lapse, unless the Conditions have been fulfilled or (to the extent capable of waiver) waived or, where appropriate, have been determined to be or remain satisfied by no later than the Longstop Date.

2.	Subject to the requirements of the Panel, Barrick reserves the right in its sole discretion to waive:

(a)

those parts of all or any of the Conditions set out in paragraph 2 of Part A of this Appendix 1 relating to the deadlines for the Court Meeting, General Meeting and/or the Scheme Court Hearing. If any such deadline is not met, Barrick shall make an announcement by 8.00 a.m. on the business day following such deadline confirming whether it has invoked the relevant Condition, waived the relevant deadline or agreed with Acacia to extend the relevant deadline; and

(b)	all or any of Conditions 4 to 13 (inclusive), in each case, in whole or in part, in Part A of this Appendix 1.

3.	Save as set out above in respect of paragraph 2, the Conditions set out in paragraphs 1 to 3 (inclusive) in Part A of this Appendix 1 cannot be waived.

4.

Barrick shall not be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions in Part A above by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

5.	The Acquisition shall lapse if:

(a)

in so far as the Acquisition or any matter arising from or relating to the Scheme or Acquisition constitutes a concentration with a Community dimension within the scope of the Regulation, the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the Regulation and there is then a CMA Phase 2 Reference; or

(b)	the Acquisition or any matter arising from or relating to the Scheme or Acquisition becomes subject to a CMA Phase 2 Reference,

in each case before the date of the Court Meeting.

6.

Under Rule 13.5 of the Code, Barrick may not invoke a Condition so as to cause the Acquisition not to proceed, to lapse or be withdrawn, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Barrick in the context of the Acquisition. Conditions 1, 2 and 3 in Part A of this Appendix 1 are not subject to this provision of the Code.

7.

If the Panel requires Barrick to make an offer or offers for any Acacia Shares under the provisions of Rule 9 of the Code, Barrick may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

8.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

9.

The Scheme will be governed by the laws of England and Wales and will be subject to the jurisdiction of the English courts and to the conditions and further terms set out in this Announcement and in the Scheme Document. The Acquisition and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Panel, the Toronto Stock Exchange, the NYSE and applicable securities laws in Canada and the United States.

C.	Implementation by way of Takeover Offer

Barrick reserves the right to elect, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer for the entire issued share capital of Acacia not already held by Barrick as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, with such appropriate amendments including (without limitation) an Acceptance Condition set at 90 per cent. or such lesser percentage (being more than 50 per cent.) as Barrick may decide, subject to the Panel’s consent in nominal value of the shares to which such Takeover Offer relates.

D.	Certain further terms of the Acquisition

Fractions of New Barrick Shares will not be issued to Acacia Shareholders. Instead, Acacia Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than US$ 5.00 will not be paid but will be retained for the benefit of the Barrick Group.

The cash payment paid to Scheme Shareholders in respect of fractional entitlements shall be made in Sterling other than to Scheme Shareholders who have previously elected to receive dividends in US Dollars and such election remains in place at the Scheme Record Time. Such Scheme Shareholders will receive their cash payment in US Dollars by converting the Sterling amount which would be due pursuant to their fractional entitlements into US Dollars using an exchange rate to be determined by Acacia as will be set out in the Acquisition Document.

Scheme Shares will be acquired by Barrick fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of this Announcement or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any)

declared, made, paid or payable, or any other return of capital made, on or after the date of this Announcement.

Without prejudice to the right of Acacia Shareholders to receive Acacia Exploration Properties Special Dividends and Deferred Cash Consideration Dividends (if applicable) after the Effective Date, if, on or after the date of this Announcement, any dividend and/or other distribution and/or other return of capital is declared, made or paid or becomes payable in respect of the Acacia Shares, with a record date before the Scheme Record Time, Barrick reserves the right (without prejudice to any right of Barrick to invoke Condition 10(c) of Part A of this Appendix 1), to reduce the Share for Share Exchange Ratio by reference to the amount of such dividend and/or distribution and/or return of capital, in which case any reference in this Announcement or in the Scheme Document to the Consideration will be deemed to be a reference to the Consideration as so adjusted. To the extent that any such dividend and/or distribution and/or other return of capital is declared, made or paid or is payable and it is: (i) transferred pursuant to the Acquisition on a basis which entitles Barrick to receive the dividend, distribution or return of capital and to retain it; or (ii) cancelled, the Share for Share Exchange Ratio will not be subject to adjustment in accordance with this paragraph. Any exercise by Barrick of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

The Acquisition will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document.

The availability of the Acquisition to persons not resident in Canada, the United States or the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than Canada, the United States or the United Kingdom should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders will be contained in the Scheme Document.

Bases and Sources

Appendix 2

(a)	All references to Acacia Shares are to Acacia ordinary shares of 10 pence each. All references to Barrick Shares are to Barrick common shares with no par value.

(b)	Acacia’s issued ordinary share capital refers to the 410,085,499 Acacia Shares in issue as at 5.00 p.m. on 18 July 2019 (being the last practicable date prior to the release of this Announcement).

(c)

The increase in the value of Acacia implied by the terms of the Acquisition is based on the market closing prices of the Acacia Shares and the Barrick Shares on the LSE and the NYSE respective on 20 May 2019 (the last business day prior to the announcement of a possible offer by Barrick for Acacia) and 18 July 2019 (being the last business day before this Announcement).

(d)	The exchange rate on 18 July 2019 was US$1/£1.2479.

(e)	The premium calculations to the price per Acacia Share have been calculated by reference to:

(i)	the closing price of 151 pence per Acacia Share on 20 May 2019 (the last business day prior to the announcement of a possible offer by Barrick for Acacia);

(ii)	the closing price of 187 pence per Acacia Share on 18 July 2019 (the last business day before this Announcement); and

(iii)	the volume-weighted average price per Acacia Share over the twenty trading days ended on 18 July 2019 of 181 pence per Acacia Share (the last business day before this Announcement).

(f)	The market prices of the Acacia Shares and the Barrick Shares are the closing middle market quotations derived from Bloomberg and refers to trading on the LSE and NYSE respectively.

(g)	The volume-weighted average price per Acacia Share is derived from Bloomberg.

(h)	The Competent Persons’ Report is the “Competent Persons’ Report on the Mineral Assets of Acacia Mining plc” which was effective on 30 June 2019 and published by Acacia on 9 July 2019.

(i)	Certain figures included in this Announcement have been subject to rounding adjustments.

Appendix 3

Details of Irrevocable Undertakings

The following directors of Acacia have given irrevocable undertakings to vote (or procure the voting) in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting (or the event the Acquisition is implemented by way of Takeover Offer, to accept, or procure the acceptance of, the Takeover Offer) in relation to the following Acacia Shares:

Name	Number of Acacia Shares	Percentage of issued
		ordinary share capital of
		Acacia

Rachel English	17,383	0.00%
Andre Falzon	9,000	0.00%
Total	26,383	0.01%

Each irrevocable undertaking will prevent that Acacia director from: (i) exercising any right of withdrawal of any acceptance of the Acquisition where such a right is otherwise exercisable under the Code; or (ii) subject to customary exceptions for transfers to close relatives and/or related trusts as part of bona fide tax planning, where such transferee enters into an irrevocable undertaking on terms no less favourable to Barrick, otherwise selling all or any part of their respective Acacia Shares into the market.

Each irrevocable undertaking will cease to be binding if:

(a)

the Scheme Document or the Offer Document (as the case may be) has not been published within 28 days after the date of this Announcement (or within such longer period as Barrick and Acacia, with the consent of the Panel, agree);

(b)	Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Acquisition;

(c)

the Acquisition lapses, is withdrawn or otherwise terminates in accordance with its terms other than where Barrick has, prior to such date, elected to exercise its right to proceed by way of a Takeover Offer and announced the same in accordance with the requirements of paragraph 8 of Appendix 7 of the Code, and such Takeover Offer has not lapsed, been withdrawn or otherwise terminated;

(d)

the Acquisition is implemented by way of a Scheme, the Scheme or any resolution proposed which is required to implement the Scheme is not approved by the requisite majority of Acacia Shareholders at the General Meeting or the Court Meeting; or

(e)

any competing offer for the issued and to be issued ordinary share capital of Acacia is declared unconditional in all respects (if implemented by way of a takeover offer) or otherwise becomes effective (if implemented by way of a scheme of arrangement).

Appendix 4

Summary of the material terms of the current draft documentation under discussion (but not yet finalised) with the GoT

The discussions between Barrick and the GoT have advanced to the point where draft documentation was initialled by the GoT on 19 May 2019, albeit with a number of substantive issues still outstanding which are subject to further discussion. Whilst a basis for settlement has been developed, the terms have not yet been finalised and therefore still carry significant risk. Furthermore, if the Scheme becomes effective, in addition to agreement being reached on the outstanding issues, consequential amendments (which will need to be agreed with the GoT) will be required to be made to the terms of the Transaction Documents including to reflect that fact that Acacia will no longer be a listed company and as a result, that the Transaction Documents will not need to be conditional on Acacia shareholder approval.

Below is a summary of the material terms of the draft Transaction Documents which were initialled by the GoT. With the exception of the Management and Administrative Services Agreement, each of the Transaction Documents contains identical dispute resolution provisions which are summarized at paragraph F below.

THERE IS NO CERTAINTY THAT THE TRANSACTION DOCUMENTS WILL BE AGREED WITH THE GOT IF THE SCHEME BECOMES EFFECTIVE AND THE TERMS OF THE FINAL FORM OF TRANSACTION DOCUMENTS, IF AGREED, MAY DIFFER FROM THOSE SUMMARIZED BELOW.

A.              Framework Agreement

1.

The Framework Agreement is the implementation agreement for the arrangements between the GoT and the Acacia Group. It sets out the terms of the transactions and agreements comprising the arrangements (including the settlement of disputes) and the various steps which need to be taken by the parties and the conditions to be satisfied to reach closing of the transactions contemplated by the Framework Agreement and to implement the post-closing commercial arrangements. The Amended and Restated MDAs provide more detail on the specifics of the application of the arrangements on a go-forward basis.

2.

The Framework Agreement sets out the key principle that going forward, the GoT and the Acacia Group will share (on an aggregate basis) the economic benefits derived from the Tanzanian mines on a 50/50 basis (the “50/50 Principle”). The 50/50 Principle is based on the life of mine plans and reflects certain specified fiscal assumptions and measures. The GoT will receive its share of economic benefits through the payment by the TMCs of taxes, royalties, fees and other fiscal levies (namely corporate income tax, withholding tax, royalties, clearing fee, fuel/petrol levies, road tolls, local GoT levies, import duties, skills development levy and other similar fiscal levies, if any) and through the GoT’s 16% free carried interest in each of the TMCs and New OpCo and the GoT’s 16% interest in shareholder loans (excluding shareholder loans made for the purpose of new investment into the mines or operations of the TMCs, amounts received or offset as a result of any entitlement to a credit under the annual true-up mechanism described further at paragraphs A3 and A4 below or, where the GoT gives its consent, loans made for the purpose of on-lending), which together entitle the GoT to participate in cash distributions (whether by repayment of shareholder loans, dividends or returns of capital) made by the TMCs and New OpCo proportionately as follows: (i) 16% to the GoT and (ii) 84% to the shareholders of the TMCs (other than any GoT shareholder). The shareholders of the TMCs (other than any GoT shareholder) will receive their share of the economic benefits through the repayment of their 84% share of shareholder loans and their 84% share of dividends and returns of capital to shareholders of the TMCs and New OpCo, less any withholding taxes withheld in respect of any of the foregoing. The US$300 million payment by the Acacia parties in consideration for full, final and complete settlement of disputes is outside of (and therefore not taken into account for the purposes of) the 50/50 Principle.

3.

It is acknowledged in the Framework Agreement that the application of the terms of the agreement and the Amended and Restated MDAs may not result in an exact 50/50 sharing of economic benefits. As such, the sharing of economic benefits is subject to an annual true-up mechanism to ensure that the projected sharing of economic benefits is and will remain equal going forward in accordance with the 50/50 Principle. The 50/50 Principle is also subject to: (i) a separate annual review of the fiscal regime (set out in more detail under the Amended and Restated MDAs) resulting in amendments to the Amended and Restated MDAs as necessary each year to seek to ensure the projected sharing of economic benefits will remain equal going forward in accordance with the 50/50 Principle; and (ii) fiscal stabilization provisions (set out in more detail under the Amended and Restated MDAs) providing that in the event of any change to the fiscal regime applicable to the TMCs which is detrimental to them and/or any change to the laws in force as of 1 January 2019, which would, or would likely, cause a material distortion of the equal sharing of economic benefits, the Amended and Restated MDAs will be amended to restore the 50/50 Principle.

4.

The annual true-up mechanism ensures that the actual cumulative split of economic benefits remains 50/50 as between the GoT and the Acacia parties. Subject to a de minimis threshold below which the true-up mechanism will not be triggered, in the event that either party is found to have received an amount greater than an amount equal to a 50% share of the economic benefits in any one year, that party will not be entitled to receive any further distributions (in the case of the Acacia parties) or any tax or GoT-imposed charge or levies (in the case of the GoT) in the following year until such time as the cumulative 50/50 balance of the economic benefits has been restored.

5.

By virtue of the fiscal assumptions underlying the 50/50 Principle, the TMCs are subject to taxes, royalties, fees and other fiscal levies in accordance with Tanzanian law as at the fiscal stabilisation date (which will be the date of signing of the Framework Agreement), subject to specified exceptions which are necessary to achieve a 50/50 sharing of economic benefits based on the life of mine plans. There are a number of provisions in relation to tax set out in the Framework Agreement which are important to, and have been taken into account in setting, the fiscal assumptions, including:

(a)

VAT balances, carry forward loss balances and shareholder loan balances will be agreed at 31 December 2017 with the Framework Agreement containing a mechanism for agreeing or determining the balances as at 31 December 2018. The Framework Agreement provides that as regards the corporate income tax and VAT returns:

(i)	any period or part period ending on or prior to the end of December 2017 is fully settled and closed off; and

(ii)

for the 2018 tax year, the period will be audited but the assessment will need to be conducted in good faith and in accordance with the tax principles (being the tax principles going forward mentioned at paragraph A17 and other principles relevant to that year);

(b)

the non-refunded VAT balances, carry forward loss balances and shareholder loan balances will have been or (in the case of balances as at 31 December 2018) will be agreed or verified and approved by the Tanzania Revenue Authority and any other relevant agency of GoT and in the case of shareholder loans will have been registered with the Bank of Tanzania and any other relevant agency of GoT;

(c)	going forward, the TMCs will be entitled to receive VAT credits, recoveries or refunds including VAT which is attributable to minerals (including doré and concentrates) or their exportation; and

(d)

the TMCs will be entitled to offset non-refunded VAT balances as at 31 December 2017 (and, after the non-refunded VAT balances as at 31 December 2018 have been agreed or determined, such non-refunded VAT balances as at 31 December 2018) against income tax liabilities until extinguishment and VAT credits, recoveries or receivables over and above those amounts will be recoverable by the TMCs in accordance with applicable law, and to the extent not recovered within 180 days of filing of the relevant refund application:

(i)	the excess non-refunded balances will be applied to offset any tax or government-imposed charges; or

(ii)	may be withheld by the TMCs and offset against cash distributions or amounts otherwise payable to the GoT.

Any amounts so offset, withheld or used shall be treated as though paid or distributed, as applicable, for the purposes of determining the GoT share of economic benefits for the purposes of the 50/50 Principle.

6.

The Framework Agreement provides that the TMCs will commit up to US$70m in aggregate, plus up to US$6 per ounce of gold sold in concentrate and doré from the mines, on various specified CSR-related initiatives in Tanzania. These CSR-related payments will be treated as operating costs of the TMCs for the purposes of the 50/50 Principle and shall be fully deductible for corporate income tax purposes.

7.

The Framework Agreement and the Amended and Restated MDAs provide that there is no obligation on the part of the TMCs to establish beneficiation (including gold refining or concentrate smelting) facilities in Tanzania.

8.

The parties to the Framework Agreement shall procure that the management of the TMCs’ Tanzanian operations shall, as soon as practicable following the Closing Date and consistent with the efficient operation of the TMCs and the mines, be relocated to Tanzania, with a focus on engaging local talent to maximize employment of Tanzanians, including:

(a)

relocating all roles related to the Tanzanian operations of the TMCs currently carried out from an office in Johannesburg to Tanzania, with the board of directors of New OpCo determining the appropriate location for such operations;

(b)	closing such Johannesburg office; and

(c)	creating positions for Tanzanian nationals to be appointed to management positions within New OpCo as soon as suitably qualified candidates can be identified.

9.	The TMCs agree:

(a)

to ensure contract mining in Tanzania is abandoned in the shortest timeframe reasonably practicable after the Closing Date (whilst allowing productivity to be maintained) in favour of having all mining operations ultimately being carried out by Tanzanian experts to be trained and developed by the TMCs;

(b)

to apply their respective efforts to maximize employment of qualified Tanzanians, including by undertaking training, development and apprenticeship programs to implement the gradual replacement of expatriate staff as qualified Tanzanians become available; and

(c)

that as soon as reasonably practicable following the Closing Date and clarification of the processes to be used under the Tanzanian mining laws and regulations (including the New Laws) with respect to the sorting, valuation and transfer of minerals, concentrates and doré, the TMCs shall comply with those processes.

Conditionality and closing deliverables

10.	Certain material conditions must be satisfied before most of the key provisions (such as the fiscal measures) of the Framework Agreement become effective. These conditions include:

(a)	provisions relating to the legalisation of the Transaction Documents by the GoT and related closing deliverables to be provided by the GoT;

(b)	customary conditions relating to the capacity, power and authority of the GoT parties to enter into the Transaction Documents and perform their obligations thereunder;

(c)	key undertakings from the GoT in a form reasonably acceptable to the Acacia parties, confirming that as from the Closing Date:

(i)

subject to the GoT’s 16% free carried interest, the TMCs shall not at any time be required, including under the Tanzanian mining laws and regulations, including the New Laws and the Mining (Minimum Shareholding and Public Offering) Regulations 2016 (as amended), to make any public offer in Tanzania in respect of, or issue or transfer any shares or other securities or economic participation rights to any third party or person (including any member of the public) or to list their shares or other securities on any stock exchange in Tanzania;

(ii)	the TMCs shall not at any time have any obligation to establish beneficiation (including gold refining or concentrate smelting) facilities in Tanzania; and

(iii)

the implementation of the 50/50 Principle and the Local Content and CSR Plan shall always shall be deemed to satisfy any obligation borne by or of the TMCs or New OpCo to plough back profits in accordance with Tanzanian mining laws and regulations;

(d)	the ban on the export of gold and copper concentrate from Tanzania announced by the Ministry of Energy & Minerals on 3 March 2017 (the “Export Ban”) being lifted in respect of the TMCs;

(e)

there being no change in law between the date of signing of the Framework Agreement and the Closing Date that would, or would be likely to, result in either: (i) an alteration to the terms of any Transaction Document to the detriment of any Acacia party; or (ii) any erosion of the 50/50 Principle to the detriment of any Acacia party;

(f)	the Acacia parties having received from the GoT certain closing deliverables, including:

(i)	each of the Transaction Documents, duly executed by the GoT;

(ii)	letters seeking an order of termination of the relevant arbitration proceedings, duly executed by the GoT;

(iii)

an opinion, addressed to and in a form reasonably satisfactory to the Acacia parties, from and duly signed by the Hon. Attorney General of the GoT covering matters such as the legalisation of the Transaction Documents and the capacity, power and authority of the GoT;

(iv)

evidence, in a form reasonably satisfactory to the Acacia parties, that the 2018 tax year corporate income tax return and VAT return, all opening non-refunded VAT balances, opening carry forward loss balances and opening shareholder loan balances have been agreed or determined with the Tanzania Revenue Authority and any other relevant agency of GoT;

(v)

evidence, in a form reasonably satisfactory to the Acacia parties, that the GoT has procured a legal, valid, binding and enforceable waiver addressed to each of the TMCs in respect of (i) the requirement for each TMC to have a minimum local shareholding of 30% obtained through a public offer in Tanzania and to list their shares in Tanzania; and (ii) the right of the GoT to acquire shares over and above its 16% free carried interest shares in respect of the total tax expenditure incurred by the GoT for the benefit of the TMCs;

(vi)

evidence, in a form reasonably satisfactory to the Acacia parties, of approval by the Tanzanian Mining Commission in accordance with Tanzanian law of the Local Content and CSR Plan of each TMC and approval not having lapsed or been revoked or withdrawn at any time before the Closing Date;

(vii)

evidence, in a form reasonably satisfactory to the Acacia parties, that the Export Ban has been lifted with respect to the TMCs and that all authorisations, actions and steps necessary to ensure that the TMCs can export minerals (including concentrate and doré) consistent with the terms of the other Transaction Documents, have been given, obtained or taken by the GoT; and

(viii)

confirmation, in a form reasonably satisfactory to the Acacia parties, of the release of all minerals (including concentrate) belonging to Bulyanhulu Gold Mine Limited and Pangea Minerals Limited which the GoT has currently seized;

(g)

the Acacia parties having received from the Tanzania Revenue Authority (or the GoT on behalf of the Tanzania Revenue Authority) duly executed deliverables required to fully settle all taxation proceedings (and any other documents needed to settle the disputes (including letters seeking an order of termination of the proceedings between the GoT parties and the Acacia parties, including tax proceedings and the arbitration proceedings));

(h)	the GoT having received from the Acacia parties certain closing deliverables, including:

(i)	each of the Transaction Documents, duly executed by the Acacia parties;

(ii)	certificates, notes and other documents evidencing the GoT’s 16% free carried interest in the capital and shareholder loans of each of the TMCs and New OpCo; and

(iii)	letters seeking an order of termination of the relevant arbitration proceedings, duly executed by the relevant TMCs; and

(i)

the Tanzania Revenue Authority (or the GoT on behalf of the Tanzania Revenue Authority) having received from the Acacia parties, on the Closing Date, duly executed deliverables required to fully settle all taxation proceedings (and any other documents needed to settle the disputes).

11.	The conditions set out in (a) to (g) of paragraph A10 above may be waived by the Acacia parties and the conditions set out in (h) to (i) of paragraph A10 above may be waived by the GoT.

12.

Those provisions which are stated to become effective on signing of the Framework Agreement include provisions relating to the settlement of disputes (to the extent specified in the operative clause or schedule), the initial upfront “payment”, the conditions and the dispute resolution provisions.

Settlement

13.

The Framework Agreement seeks to provide for a comprehensive settlement of all disputes between the GoT and the Acacia Group and waiver of actual or potential claims on a mutual basis. Under the terms of the Framework Agreement the GoT on the one hand and the Acacia Group on the other will release and forever discharge one another (and their respective related persons) from all and any Claims that they have ever had, now have or hereafter can, shall or may have against one another or their related persons or their respective assignees, transferees or successors or any of them, arising however and in whatever capacity relating to the facts, circumstances or matters subject to the Existing Disputes existing or arising from facts which occurred prior to the Closing Date, or in the case of Tax Disputes or taxation or any liability to taxation only, 31 December 2018.

14.

The definitions of Claims, Existing Disputes, Tax Disputes and Tax Proceedings in the Framework Agreement are drafted broadly with a view to providing for a comprehensive settlement. The definition of Existing Disputes includes reference to underlying facts, circumstances, claims, disputes and/or allegations relating, as applicable, to matters referred to or raised in:

(a)	proceedings of any nature or description between the GoT parties and the Acacia parties (or any of them and/or their respective related persons), Tax Proceedings and the arbitration proceedings;

(b)

the existing MDAs and related mining licences and all alleged acts and omissions in relation to any of them or any other agreement or arrangement between or any act or omission by any of the parties or their respective related persons;

(c)	tax or any actual or potential liability to or any actual or potential audit, assessment, claim, enquiry, investigation or communication of whatever nature in respect of tax; and

(d)

any other matter arising out of or connected with the relationship(s) as between the GoT parties and the Acacia parties, or any of them, and/or their respective related persons (save to the extent preserved or provided for by Transaction Documents).

15.

The settlement seeks to be comprehensive but at a high level. With there being multiple disputes, the mechanics to finally dispose of all claims, in particular those relating to tax, are varied and complex. The Framework Agreement states that the parties will work together in good faith and without delay to agree and finalise the deliverables required to fully settle all taxation proceedings and all other documents needed to give effect to the settlement provisions, with a view to these being agreed within 60 days from the date of the Framework Agreement. The Tanzania Revenue Authority will be party to the tax deliverables given the ongoing tax cases to which the Tanzania Revenue Authority is party.

16.	The settlement terms have been prepared on the following assumptions:

(a)

The aggregate sum of US$300 million will be payable by the Acacia parties in consideration for the full, final and complete settlement of the disputes and the liability to taxation of the Acacia parties.

(b)

There will be an initial upfront “payment” by way of assignment to the GoT of minerals contained in containers at Dar es Salaam port with a value of US$100 million, such value to be determined pursuant to a protocol separately agreed between the parties. Such assignment will be made within a prescribed period following the later of (i) signing of the Framework Agreement, and (ii) the lifting of the Export Ban imposed on the TMCs. The Framework Agreement provides that if completion does not occur, the TMCs will be entitled to offset this amount against any tax liabilities payable to the GoT after termination of the Framework Agreement.

(c)

Conditional on and following completion under the Framework Agreement, six subsequent payments of US$33.33 million each will be made to the GoT starting on the first anniversary of completion and then annually thereafter for five years. Each such payment will not exceed 75% of the aggregate post-tax free cash flow in any year attributable to Acacia’s 84% share in the TMCs. Where payment in full would exceed that cap, the excess shall be deferred without interest and paid as part of the next subsequent payment (subject to the cap for that subsequent payment).

(d)

The Framework Agreement allows for the US$300 million settlement payment to be reduced by an amount equal to any excess claimed by the Tanzania Revenue Authority if an assessment arising from the Tanzania Revenue Authority’s audit in respect of the 2018 tax year results in a total tax liability for the Acacia parties in excess of what is expected (i.e. exceeds the total of the 2018 amounts paid by Acacia prior to the date of the Framework Agreement).

(e)	The effective date of settlement for all non-tax related claims will be the Closing Date and for tax-related claims the effective date will be 31 December 2018.

(f)	Neither party admits any liability or wrongdoing whatsoever.

17.

The Framework Agreement also sets out certain tax principles (consistent with the basis of the 50/50 Principle) which will be applied to the audit for the 2018 tax year and then going forward from 1 January 2019. These principles are also reflected in the Amended and Restated MDAs.

B.              Amended and Restated MDAs

1.

The Amended and Restated MDAs set out in detail the deal going forward on a mine by mine basis and implement the equal sharing of the economic benefits (on an aggregate basis) deriving from the respective mining operations. The Amended and Restated MDAs will be executed at or immediately prior to completion under the Framework Agreement. Key terms in the Amended and Restated MDAs include that:

(a)

the GoT will receive its share of the economic benefits through the fiscal measures, a 16% free carried shareholding interest in each of the TMCs and a 16% interest in the shareholder loans to the TMCs (with the exception of shareholder loans made for the purpose of new investment into the mines or operations of the TMCs, amounts received or offset as a result of any entitlement to a credit under the annual true-up mechanism or, where the GoT gives its consent, shareholder loans created for the purpose of on-lending). Distributions (whether loan repayments, dividends or returns of capital) will therefore be shared 84% as to the Acacia Group and 16% as to the GoT;

(b)	the GoT will not unilaterally seek to increase its share ownership or economic participation rights in the TMCs;

(c)

subject to the GoT’s 16% free carried interest and the sharing of economic benefits under the 50/50 Principle, no requirement or obligation of any kind applies to or shall otherwise be imposed on the TMCs or their direct or indirect shareholders or affiliates to make any public offer in respect of, or issue or transfer any shares, other securities or economic participation rights to the GoT or any third party (including any member of the public) or to list shares, other securities or economic participation rights on any stock exchange in Tanzania;

(d)

in order to achieve the 50/50 Principle, VAT, carry forward loss and shareholder loan balances will be confirmed and agreed in advance, as will the taxes, royalties, duties, fees and levies payable by the TMCs;

(e)	the TMCs may open and maintain bank accounts outside of Tanzania in accordance with the Foreign Exchange Act with the approval of the GoT (such consent not to be unreasonably withheld or delayed);

(f)

the TMCs will have the unfettered right to export minerals (including doré and concentrates) until refining (in the case of doré) and smelting (in the case of concentrates) are available in Tanzania and the GoT will provide assistance so all required authorisations and/or waivers be granted to the TMCs so as to facilitate export of doré and concentrates;

(g)	there will be no obligation on the TMCs to construct beneficiation facilities in country; and

(h)	the tax principles apply in relation to (or to determine) the liability to tax of the TMCs.

2.	The Amended and Restated MDAs contain the fiscal stabilisation provisions and the annual true-up mechanism set out in the Framework Agreement which seek to ensure that the projected sharing of the economic benefits between the GoT and the Acacia Group arising from the particular mining operation will remain equal going forward in accordance with the 50/50 Principle based on the life of mine plan then in effect.

3.

In the event of a failure to reach agreement under any of these fiscal stabilisation or annual true-up mechanisms, any party may refer the matter to dispute resolution as set out in the Amended and Restated MDAs (which is summarised below).

C.              TMC Shareholders’ Agreements

1.

The TMC Shareholders’ Agreements set out the manner in which each TMC is to be governed and the relationship between the GoT shareholder and the other shareholding entities of the TMCs. These shareholders’ agreements will be executed at or immediately prior to completion under the Framework Agreement.

2.	The TMC Shareholders’ Agreements provide that the shareholders of the TMCs will hold their shares in the following proportionate interests:

(a)	Acacia shareholder – 84% (held in the form of Class A shares); and

(b)	the GoT shareholder – 16% free carried interest (held in the form of Class B shares), with such free carry interest being non-transferable (directly or indirectly).

3.

The articles of association for the TMCs, which will be entered into on the Closing Date, provide that Class A shares and Class B shares rank pari passu in all respects except that: (i) Class B shares may only be issued to, held by or transferred to the GoT shareholder and may not be pledged, charged or otherwise disposed of (whereas the Class A shares are transferable to: (a) a financial institution by way of a pledge to secure bona fide debt; (b) an affiliate (with GoT shareholder consent, not to be unreasonably withheld); or (c) a third party (subject to the GoT shareholder’s right of first refusal and with Government consent, not to be unreasonably withheld or delayed), provided, in each case, the transferee enters into a deed of adherence); (ii) regardless of the number of Class B shares in issue, the Class B shares will at all times be deemed to represent 16% of the shares holding voting and economic rights in the TMC (being collectively, the Class A shares and the Class B shares); (iii) a holder of Class B shares will not have any pre-emption rights over any allotment of new Class A shares and its proportionate interest will not be affected by such allotment (whereas a holder of Class A shares has pre-emption rights over any allotment of new Class A shares); and (iv) the holder of Class A shares will elect from amongst the directors appointed by them, a chairman of the board of the TMC (whereas a holder of Class B shares has no such right).

4.

Directors of each TMC will be nominated by the shareholders in accordance with their proportionate interests. Notwithstanding the composition of the board of each TMC, at any meeting of the board at which a quorum is present, the aggregate voting power of the directors of the TMC nominated by a shareholder and present at the meeting will be equal to that shareholder’s proportionate interest, divided equally among its director nominees. For example, if the Acacia shareholder holds 84% of the outstanding equity shares in the TMC, its director nominees will be entitled to cast an aggregate of 84% of the vote on any matter, notwithstanding that there may be only one director in attendance.

5.

Prior to appointment or replacement of the CEO of each TMC, the Acacia shareholders shall consult with the GoT shareholder and, whilst the ultimate decision resides exclusively with the Acacia shareholder, give due consideration to the GoT shareholder’s views and preferences. Except as otherwise provided in the TMC Shareholders’ Agreements, all questions proposed for consideration by the directors at a board meeting of the TMC will be determined, and all resolutions, in order to be effective, will be passed, by the directors nominated by the shareholder holding at least a majority of the issued and outstanding equity shares in the TMC.

6.

As well as setting out the proportionate interests of each shareholder, details on governance and transfer restrictions, each TMC Shareholders’ Agreement provides that, subject to applicable laws in Tanzania, each TMC board will be entitled to make a distribution (in the form of dividends, repayment of shareholder loans, or return of capital) of all of the distributable profits as determined by that TMC board for each fiscal year to the respective shareholders of the TMC in proportion to their 84%/16% proportionate interest.

7.

Certain actions cannot be taken by the TMCs without the prior approval of the GoT shareholder (in each case not to be unreasonably withheld or delayed) (being the “Reserved Matters”). The list of Reserved Matters includes, but is not limited to:

(a)	amendment to the articles of association of the TMCs;

(b)

any merger, sale of all or substantially all assets, reorganisation, joint venture, acquisition of more than 50% of the shares then in issue by any person other than the Acacia shareholder or its affiliates, application to list any shares on any recognized national or international stock exchange or public offer of securities or similar in respect of the TMCs;

(c)

issuance to any party (other than to shareholders or their affiliates on a pro rata basis) of any shares, whether Class A or Class B shares, in the capital of the TMC, or any securities, options or rights etc.;

(d)

provision by the TMC of any credit, the making of a loan or advance, or the granting of a guarantee, in each case other than in the ordinary course of the business (ordinary course includes, for the purpose of obtaining third party finance for the TMC’s operations or business or as part of the usual terms of contracts for the sale of the TMC’s products on arm’s length terms); and

(e)

authorization or entering into of any shareholder loan from an affiliate of the TMC to the TMC (i) for the purpose of on-lending of proceeds raised through external third party financing, and (ii) which does not require the TMC to issue, grant or deliver loan notes to the GoT shareholder representing a 16% interest therein.

8.

There is a deadlock resolution mechanism which may be initiated by either shareholder in the event of a deadlock in respect of any Reserved Matter. The board may, notwithstanding the Reserved Matters, take necessary actions to (i) cure breach of financial covenants, (ii) meet an immediate need for the obtaining of finance or funding, which cannot reasonably be avoided nor legitimately postponed, in carrying out duly approved business of the TMC in the ordinary course, or (iii) prevent or respond to an emergency in certain circumstances.

D.              New OpCo Shareholders’ Agreement

1.

New OpCo will be incorporated in Tanzania and the New OpCo Shareholders’ Agreement will be signed at or immediately prior to the Closing Date. New OpCo will be the management services company for the TMCs with its head office located in Mwanza, Tanzania and will have the rights and obligations and provide the services to the TMCs as set out in the Management and Administrative Services Agreement. New OpCo will be owned 84%/16% by a subsidiary of the Acacia Group and a nominee of the GoT respectively. Acacia will hold its shares in New OpCo as Class A shares and the GoT will hold by way of Class B shares. The rights attaching to the Class A and Class B shares set out in the articles of association for New OpCo and are expected to be identical to those described above at paragraph C3. The New OpCo Shareholders’ Agreement also provides that the New OpCo board will consist of directors nominated by the shareholders of New OpCo in proportion to their 84%/16% proportionate interest. Except as otherwise provided in the New OpCo Shareholders’ Agreement, all questions proposed for consideration by the directors at a board meeting of New OpCo will be determined, and all resolutions, in order to be effective, will be passed, by the directors nominated by the shareholder holding at least a majority of the issued and outstanding equity shares in the New OpCo.

2.

The New OpCo Shareholders’ Agreement contains a largely identical list of Reserved Matters to those described above at paragraph C7 in relation to the TMCs Shareholders’ Agreements, save for an additional reserved matter with respect to the appointment and dismissal (other than for cause) of the CEO, CFO or COO of New OpCo, and over which the GoT shareholder will have an effective veto right (not to be unreasonably withheld or delayed). There is a deadlock resolution mechanism in the event of a deadlock in respect of any Reserved Matter but, in contrast to the TMC Shareholders’ Agreements, there is no ability to override the Reserved Matters in certain operational circumstances.

E.              Management and Administrative Services Agreement

The Management and Administrative Services Agreement is a customary agreement between the TMCs and New OpCo under which the TMCs contract New OpCo to act as their service provider to carry out certain management and operational functions and discharge such responsibilities as detailed therein. The Management and Administrative Services Agreement will only be signed and become effective at completion under the Framework Agreement at which time New OpCo will be owned 84%/16% by a subsidiary of the Acacia Group and a nominee of the GoT respectively.

F.              Dispute resolution

All the Transaction Documents (except the Management and Administrative Services Agreement) will contain identical Dispute Resolution provisions, these provisions provide that:

(a)	in the first instance, the parties will seek to resolve all disputes arising out of or in connection with the relevant Transaction Document through negotiations between the parties;

(b)

in the event that the dispute is not resolved through negotiation within 30 days, the parties may refer the dispute to conciliation in accordance with the UNCITRAL Conciliation Rules. The conciliator will be independent of the parties, and will not be a national of Tanzania, the United Kingdom, Canada or the United States. If a conciliator is not appointed within 14 days of acceptance of a request for conciliation, the President of the Singapore International Arbitration Centre will appoint the conciliator. A conciliator can make proposals to the parties as to how they might resolve any dispute, but cannot make any binding decision. To resolve a dispute through conciliation the parties would have to reach an agreement, recorded in a binding agreement; and

(c)

where a dispute is not resolved by conciliation within 75 days of the expiry of the negotiation period (or where it is urgent and requires immediate reference to arbitration such that negotiation and conciliation are not appropriate), any party has the right to refer the dispute for final resolution by arbitration in accordance with the UNCITRAL Arbitration Rules. Upon issuance of a notice of arbitration commencing the arbitration, the parties shall seek to mutually agree on the arbitral seat or legal place of arbitration. The seat shall be in a jurisdiction which is internationally recognized and experienced in handling complex international commercial arbitration (not being Tanzania, a state which is a member of the East African Community, the UK, Canada or the United States) and is a party to the New York Convention of the Recognition and Enforcement of Foreign Arbitral Awards, 1958. If within 30 days of the date of the notice of arbitration, the parties fail to mutually agree on the choice of arbitral seat, any of the parties will refer the matter to the President of the Singapore International Arbitration Centre to determine the arbitral seat. If a matter is urgent and requires immediate reference to arbitration, or if there is a dispute about the choice of seat by the President of the Singapore International Arbitration Centre or his/her capacity to so determine, the default seat of arbitration will be Singapore. The physical venue for the arbitration hearings will need to be agreed between the parties, subject to agreed criteria or otherwise determined by the President of the Singapore International Arbitration Centre if they cannot agree. While the contracts are to be governed by Tanzanian law, the agreement to arbitrate is itself an agreement separable from the rest of the contract in which it sits and will be governed by the laws of the arbitral seat, i.e. the laws of a neutral jurisdiction which is a party to the New York Convention and is experienced in international arbitration, with consideration to the governing law of the

Transaction Documents being Tanzanian law. The arbitration will be in English and there will be a tribunal comprising three arbitrators who will be appointed in accordance with the UNCITRAL Rules. The appointing authority has not been agreed. The UNCITRAL Rules provide that the Secretary-General of the Permanent Court of Arbitration in The Hague shall designate an appointing authority at the request of a party, if the parties are unable to agree on one within 30 days of a party proposing an appointing authority (e.g. in its notice of arbitration). The arbitral tribunal’s award will be final and binding on the parties. The parties each waive their rights to claim immunity from any proceedings or in respect of the enforcement of any award or judgment against their assets.

Appendix 5

Definitions

The following definitions apply throughout this Announcement unless the context requires otherwise.

“$”, “US$”, “US Dollars” or “cent”	the lawful currency of the US

“£”, “Sterling”, “pence” or “p”	the lawful currency of the UK

“Acceptance Condition”	means the acceptance condition to any Takeover Offer

“Acquisition”

the direct or indirect acquisition of the entire issued and to be issued share capital of Acacia by Barrick (other than the Acacia Shares already held by Barrick) to be effected by way of: (i) the Scheme; or (ii) (should Barrick so elect, subject to the consent of the Panel) a Takeover Offer

“Acquisition Document”	(i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Offer Document

“Acacia” or “the Company”	Acacia Mining plc

“Acacia Articles”	the memorandum and articles of association of Acacia

“Acacia Board Recommendation”

means an unqualified recommendation from the Transaction Committee Directors to Acacia Shareholders in respect of the Acquisition: (i) to vote in favour of the Special Resolution; or (ii) if Acacia elects to implement the Acquisition by means of a Takeover Offer, to accept the Takeover Offer

“Acacia Exploration Properties”	(a) a 100% equity interest in the Liranda Corridor Project located in Kenya;

(b) a 75% equity interest in the Nyanzaga Gold Project located in Tanzania and managed through Nyanzaga Mining Company Limited;

(c) a 50% equity interest in the Sarama Joint Venture comprising, inter alia, the Tankoro Gold Project (also referred to herein as “South Houndé Project”) located in Burkina Faso;

(d) a 100% equity interest in the two licences (which comprise the majority of the total licence area in Kenya) and an 85% interest in three licences (through a joint venture with Advance Gold – Gold Rim licences), which together comprise the “West Kenya Project” which extends over 1,630km2 encompassing a large portion of the Busia Kakagme Greenstone Belt which is inclusive of the Lirandor Corridor Project;

(e) a 51% equity interest in the Central Houndé joint venture comprising three exploration licences extending over a total area of 414km2 located in Burkina Faso;

(f) a 100% equity interest in the Pinarello & Konkolikan joint venture comprising six exploration licences extending over a total area of 975km2 located in Burkina Faso;

(g) a 100% equity interest in the Frontier joint venture comprising two exploration licences extending over a total area of 497km2 located in Burkina Faso;

(h) Through the “Tintaba Agreement” an opportunity to earn a 95% equity interest in three exploration licences extending over a total area of 144km2 located in Mali; and

(i) a 100% equity interest in the Gourbassi East Property comprising a single exploration licence extending over a total area of 23km2 located in Mali

“Acacia Exploration Properties Special Dividends”	has the meaning given in paragraph 3 of this Announcement

“Acacia Group”	Acacia and its subsidiary undertakings

“Acacia Mining Rights Condition”	the Condition set out in paragraph 8 of Part A of Appendix 1 to this Announcement

“Acacia Share Plans”	the Acacia Mining plc Long-Term Incentive Plan, the Acacia Mining plc Stock Option Plan and the Acacia Mining plc Non-Executive Deferred Share Unit Plan (each as amended from time to time)

“Acacia Shareholders”	the registered holders of Acacia Shares from time to time

“Acacia Shares”	the ordinary shares of 10 pence each in the capital of Acacia

“Amended and Restated MDAs”	the amended and restated mining development agreements between each of the TMCs (and their respective shareholders other than the GoT) and the GoT in relation to the mines

“Announcement Date”	19 July 2019, being the date of release of this Announcement

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

“Barrick”	Barrick Gold Corporation

“Barrick CDIs”	CREST Depositary Interests through the existing unsponsored CREST Depositary Interests programme administered through CREST in respect of Barrick Shares

“Barrick Group”	Barrick and its subsidiary undertakings

“Barrick Shareholders”	the holders of Barrick Shares from time to time

“Barrick Shares”	the common shares in the capital of Barrick

“BGML”	has the meaning given in paragraph 4 of this Announcement

“Board”	board of directors

“business day”	means a day other than a Saturday or Sunday or public holiday in England and Wales, Canada or the United States on which banks in London, Toronto and New York are open for general commercial business

“Canadian Holders”

holders of Acacia Shares in Canada, resident in Canada or with a registered address in Canada, and any custodian, nominee or trustee holding Acacia Shares for persons in Canada or with a registered address in Canada

“Closing Date”	the 10th business day after the date on which the last condition in the Framework Agreement is satisfied, or where permitted waived

“Closing Price”	in respect of Barrick, the last reported sale price in US Dollars of a Barrick Share as quoted on NYSE

“Code”	means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel

“Companies Act”	the Companies Act 2006, as amended from time to time

“Competent Persons’ Report”	the “Competent Persons’ Report on the Mineral Assets of Acacia Mining plc” published on 9 July 2019

“Conditions”

(a) for so long as the Acquisition is being implemented by means of the Scheme, the terms and conditions to the implementation of the Acquisition (including the Scheme) as set out in Part A of Appendix 1 to this Announcement and to be set out in the Scheme Document, as may be amended by Barrick with the consent of Acacia and the Panel; and

(b) for so long as the Acquisition is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above, as amended by replacing the conditions set out in paragraph 2 of Part A of Appendix 1 to this Announcement with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel, and Condition shall be construed accordingly;

“Consideration”	the consideration payable to the Scheme Shareholders in connection with the Acquisition

“Court”	the High Court of Justice of England and Wales

“Court Meeting”

the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof

“CREST”

the operator’s system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/375)) in respect of which Euroclear UK & Ireland Limited is the authorised operator (as defined in such Order) in accordance with which securities may be held and transferred in uncertificated form

“Dar es Salaam Stock Exchange” or “DSE”	Dar es Salaam Stock Exchange PLC or its successor

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer

“Deferred Cash Consideration”	has the meaning given in paragraph 3 of this Announcement

“Deferred Cash Consideration Dividend”	has the meaning given in paragraph 3 of this Announcement

“Disclosed”

in respect of Acacia means, information which has been fairly disclosed by or on behalf of Acacia: (i) in the annual report and accounts of the Acacia Group for the 12 month period to 31 December 2018; (ii) in this Announcement; (iii) in any other public announcement by, or on behalf of, Acacia including those made in accordance with the Listing Rules, Disclosure Guidance and Transparency Rules of the FCA (as applicable) after 31 December 2018 but prior to the date of this Announcement; (vi) in writing to Barrick prior to the date of this Announcement (including to Barrick’s officers, employees, agents or advisers in their capacity as such)

“Effective Date”

(i) the date on which the Scheme becomes effective in accordance with its terms; or (ii) if Barrick elects, with the consent of the Panel, to implement the Acquisition by means of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional in all respects

“Excluded Assets”	(a) a 75% equity interest in the Nyanzaga Gold Project located in Tanzania and managed through Nyanzaga Mining Company Limited; and

(b) a 50% equity interest in the Sarama Joint Venture comprising, inter alia, the Tankoro Gold Project (also referred to herein as “South Houndé Project”) located in Burkina Faso

“Excluded Shares”	any Acacia Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group

“Exploration Value”	has the meaning given in paragraph 2 of this Announcement

“Export Ban”	has the meaning given in paragraph 4 of this Announcement

“FCA”	the UK Financial Conduct Authority

“First EPO”	has the meaning given in paragraph 10 of this Announcement

“First PUSU Deadline”	has the meaning given in paragraph 4 of this Announcement

“Forms of Proxy”	the forms of proxy in connection with each of the Court Meeting and the General Meeting, which shall accompany the Scheme Document

“Framework Agreement”

an agreement principally between the GoT, the TMCs and the shareholders of the TMCs (other than the GoT). In the most recent draft under discussions with the GoT Acacia was included as an additional party solely for the purpose of agreeing to and being bound by terms of settlement of disputes, which are contained in the Framework Agreement, but the GoT has stated that it is not prepared to enter into a settlement directly with Acacia

“General Meeting”	the general meeting of Acacia to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment or postponement thereof

“GoT”	the Government of the United Republic of Tanzania, including all relevant organs and agencies as applicable

“GoT Negotiating Team Letter”	has the meaning given in paragraph 4 of this Announcement

“High Value”

SRK valuation which is similar with regards to production in all material respects to the assumptions incorporated into the Preferred Value, but excludes various adjustments regarding operating expenditure incorporated in the Preferred and Low Value

“Independent Acacia Directors”	the independent directors on the Board of Acacia

“Inferred Mineral Resources”	has the meaning given to it in JORC (2012) Code

“ITV”	independent technical value

“JORC (2012) Code”	the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

“Law”

any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Government Authority, or any judicial or administrative interpretation thereof

“Listing Rules”	the rules and regulations made by the FCA under the Financial Services and Markets Act 2000, and contained in the FCA’s publication of the same name

“London Stock Exchange” or “LSE”	London Stock Exchange plc or its successor

“Longstop Date”	31 December 2019 or such later date as may be agreed in writing by Barrick and Acacia (with the Panel’s consent and (if such approval is required) as the Court may approve)

“Low Value”	SRK valuation which incorporates the Tier 1 LoM plans for Bulyanhulu, North Mara and Buzwagi as well as limited value for the Mineral Resources not included in the Tier 1 LoM plan.

“Management and Administrative Services Agreement”	the management agreement between the BTMCs and New OpCo

“NASDAQ”	the NASDAQ Global Select Market

“NEMC”	has the meaning given in paragraph 3 of this Announcement

“Net Deferred Cash Consideration”	has the meaning given in paragraph 3 of this Announcement

“Net Proceeds”

the cash proceeds actually received in cleared funds by Barrick or any Barrick subsidiary (including Acacia or any of its subsidiaries) in consideration of any Sale or Sales excluding any escrow, holdback, deferred cash consideration or similar amounts pursuant thereto at any time during the Sale Period after tax and less any out of pocket transaction costs, fees or expenses incurred by Barrick or any Barrick subsidiary in connection with such Sale or Sales

“New Barrick Shares”	the new Barrick Shares to be issued pursuant to the Acquisition

“New Laws”

the National Wealth and Resources (Permanent Sovereignty) Act, 2017; Natural Wealth and Resources Contracts (Review and Re-Negotiation of Unconscionable Terms) Act, 2017; and the Written Laws (Miscellaneous Amendments) Act, 2017

“New OpCo”	the proposed new operating company in respect of the TMCs’ operations in Tanzania

“New OpCo Shareholders’ Agreement”	the shareholders’ agreement between New OpCo and its shareholders

“No Export Letter”	has the meaning given in paragraph 4 of this Announcement

“NYSE”	the New York Stock Exchange

“NMGML”	has the meaning given in paragraph 4 of this

Announcement

“Offer Document”

If, with the consent of the Panel, Barrick elects to implement the Acquisition by way of the Takeover Offer, the document to be sent to (among others) Acacia Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer

“Official List”	the official list maintained by the FCA

“Opening Position Disclosure”

an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position, as defined in Rule 8 of the Code

“Overseas Shareholders”

Acacia Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside Canada, the United States or the United Kingdom or who are nominees of, or custodian or trustee for the same

“Panel” or “Takeover Panel”	the UK Panel on Takeovers and Mergers

“PCCB”	has the meaning given in paragraph 4

“PML”	has the meaning given in paragraph 4 of this Announcement

“Possible Offer”	has the meaning given in paragraph 4 of this Announcement

“Preferred Value”

SRK valuation which incorporates life-of-mine plans based on (i) ore reserves and certain higher confidence Mineral Resources for Bulyanhulu and North Mara, and (ii) the Tier 1 LoM plan for Buzwagi, modified to include all necessary adjustments and modifications identified by SRK throughout its review process

“Prohibition Notice”	has the meaning given in paragraph 4 of this Announcement

“Randgold”	Randgold Resources Limited

“Registrar of Companies”	the Registrar of Companies in England and Wales

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements

“Restricted Jurisdiction”	any jurisdiction (excluding Canada, the United Kingdom and the United States) where local laws or regulations may result in a significant risk of civil,

regulatory or criminal exposure for Barrick or Acacia if information concerning the Acquisition is sent or made available to Acacia Shareholders in that jurisdiction

“Sale” or “Sales”	has the meaning given in paragraph 3 of this Announcement

“Sale Exploration Properties”	has the meaning given in paragraph 2 of this Announcement

“Sale Period”	has the meaning given in paragraph 3 of this Announcement

“Scheme”

the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Acacia and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Acacia and Barrick

“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme

“Scheme Court Order”	the order(s) of the Court sanctioning the Scheme under Part 26 of the Companies Act

“Scheme Document”

the document to be sent to (among others) Acacia Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and General Meeting

“Scheme Record Time”

the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the date of the Scheme Court Hearing or such later time as Acacia and Barrick may agree immediately prior to the Effective Date

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”	all Acacia Shares which are:

(a) in issue as at the date of the Scheme Document;

(b) (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(c) (if any) issued on or after the Scheme Voting Record Time and before the Scheme Record Time, in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme,

in each case other than the Excluded Shares

“Scheme Voting Record Time”	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined

“SEC”	the U.S. Securities and Exchange Commission

“Second Committee”	has the meaning given in paragraph 10 of this Announcement

“Second EPO”	has the meaning given in paragraph 10 of this Announcement

“Second PUSU Deadline”	has the meaning given in paragraph 4 of this Announcement

“Share for Share Exchange Ratio”	for every Scheme Share: 0.168 New Barrick Shares

“Special Resolution”

the special resolution to be proposed by Acacia at the General Meeting in connection with the approval of the Scheme and the alteration of the Acacia Articles and such other matters as may be necessary to implement the Scheme

“SRK”	SRK Consulting (UK) Limited

“Substantial Interest”	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

“Takeover Offer”

means a take-over offer (as defined in Chapter 3 of Part 28 of the Companies Act) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Acacia that Barrick does not already own on the terms and conditions to be set out in the Offer Document;

“Third Party”

any central bank, ministry, governmental, quasi-governmental, supranational (including the European Union), statutory, regulatory, environmental or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by any of them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction; including for the avoidance of doubt, the Panel

“Tier 1 LoM plan”	life-of-mine plans based on ore reserves only

“TMCs”	those Tanzanian incorporated subsidiaries of Acacia which operate mines in Tanzania, namely BGML, NMGML and PML

“TMC Shareholders’ Agreements”	the shareholders’ agreements between each TMC and its shareholders

“Transaction Committee”	a committee formed by the Acacia Board comprising of the Transaction Committee Directors

“Transaction Committee Directors”	all the directors of Acacia other than Stephen Galbraith

“Transaction Documents”	are expected (when finalized) to comprise of the following:

(a) the Framework Agreement;

(b) Amended and Restated MDAs;

(c) TMC Shareholders’ Agreements;

(d) the New OpCo Shareholders’ Agreement; and

(e) the Management and Administrative Services Agreement

“Transaction Documents Condition”	the Condition set out in paragraph 13 of Part A of Appendix 1 to this Announcement

“TSF”	has the meaning given in paragraph 4 of this Announcement

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“United States of America”, “United States” or “US”

the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

“US Holders”

holders of Acacia Shares in the US, resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Acacia Shares for persons in the US or with a registered address in the US

“US Securities Act of 1933”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“US Securities Exchange Act of 1934”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“Wider Acacia Group”

Acacia and the subsidiaries and subsidiary undertakings of Acacia and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Acacia Group is interested or any undertaking in which Acacia and such undertakings (aggregating their interests) have a Substantial Interest)

“Wider Barrick Group”

Barrick and the subsidiaries and subsidiary undertakings of Barrick and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Barrick Group is interested or any undertaking in which Barrick and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this Announcement, “subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” have the meanings given by the UK Companies Act as amended.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this Announcement. All references to time in this Announcement are to London time unless otherwise stated.